                                                                    Exhibit 99.2

        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)

  (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                     ELECTION OF DIRECTORS AND SUPERVISORS,
                    AMENDMENTS TO THE ARTICLES OF ASSOCIATION
                                       AND
                        NOTICE OF ANNUAL GENERAL MEETING

A notice dated 6 May 2008 convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 26 June 2008 at 9:30 a.m. is set out on pages 70 to 86 of this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 6 June 2008. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

                                                                      6 May 2008

                                    CONTENTS

LETTER FROM THE BOARD ......................................................................    1

APPENDIX

(A) Decision Making System Concerning the Connected Transaction ............................    8

(B) Rules of Procedures of General Meetings ................................................   23

(C) Rules of Procedures of Meeting of the Board of Directors ...............................   36

(D) Rules of Procedures of Supervisory Committee Meeting ...................................   49

(E) Investment Management Policy ...........................................................   58

(F) Rules for the Implementation of Cumulative Voting ("Implementation Rules") .............   66

NOTICE OF ANNUAL GENERAL MEETING ...........................................................   70

                              LETTER FROM THE BOARD

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)

  (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

BOARD OF DIRECTORS:                               REGISTERED OFFICE:
Executive Directors                               No. 1052 Heping Road
Hu Yuhua                                          Shenzhen, Guangdong Province
Yang Yiping                                       The People's Republic of China
                                                  Postal Code: 518010
Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming
Yang Jinzhong

Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai

COMPANY SECRETARY:
Guo Xiangdong

                                                  6 May 2008

Dear Shareholder(s),

                     ELECTION OF DIRECTORS AND SUPERVISORS,
                    AMENDMENTS TO THE ARTICLES OF ASSOCIATION
                                       AND
                        NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

Since the term of office of the 4th session of the board of directors and supervisory committee of Guangshen Railway Company Limited (the "COMPANY") will expire on the conclusion of the annual general meeting of the Company to be held on 26 June 2008 ("AGM"), members of the 5th session of the board of directors and supverisory committee (representing shareholders) will be elected at the AGM. The Company also proposes to make certain amendments to the Articles of Association of the Company (the "ARTICLES").

                              LETTER FROM THE BOARD

The purpose of this circular is to provide you with the resume of the candidates of the 5th session of the board of directors and supervisory committee; and (ii) details in relation to the amendments to the existing Articles.

ELECTION OF DIRECTORS AND SUPERVISORS

Pursuant to the provisions of the Articles, the board of directors shall be formed by 9 directors among which independent non-executive directors shall be not less than 3 and the supervisory committee shall be formed by 5-7 supervisors, not less than one-third of the supervisors shall be representatives of the staff and the rest shall be representatives of the shareholders. Each term of office for a director and a supervisor shall be three years. Upon expiry of the term, a director or a supervisor shall be eligible for re-election and re-appointment. The term of consecutive service of the independent non-executive directors shall not be more than 6 years. The directors and supervisors representing the shareholders are elected by the shareholders' general meeting. The supervisors representing the staff shall be elected by the representatives' meetings of the staff, which results shall be reported to the shareholders' general meeting.

(A) LIST OF CANDIDATES FOR AND RESUME OF MEMBERS OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS (EXECUTIVE DIRECTORS AND NON-EXECUTIVE DIRECTORS)

     MR. HE YUHUA, aged 55, joined the Company in June 2007 and is the Chairman of the 4th session of the Board of the Company. Mr. He has university qualification and is a senior economist. Since 1969, he has served in railway departments and has over 30 years of experience in transportation management. He served in various senior managerial positions in Tianjin Railway Sub-bureau, Beijing Railway Bureau and Guangzhou Railway (Group) Company. He is also the chairman and the secretary of the Party Committee of Guangzhou Railway (Group) Company, and chairman of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Yuehai Railway Company Limited.

     MR. CAO JIANGUO, aged 50, joined the Company in June 2006 and is a Director of the 4th session of the Board of the Company. Mr. Cao graduated from Central South University (CHINESE CHARACTERS) specialised in railway transportation and is an engineer. Mr. Cao has been engaged in the organization and coordination of railway transportation for a long period of time. He served as the stationmaster of Zhuzhou Station and a deputy general manager of Changsha Railway Company. From April 2005 to March 2006, he was the head of Transportation Department of Guangzhou Railway (Group) Company. Since March 2006, he has been a deputy general manager of Guangzhou Railway (Group) Company. Mr. Cao is also a vice chairman of Shenzhen Pingnan Railway Company Limited and a director of Sanmao Railway Company Limited and CYTS Tours Guangdong Railway Co., Ltd.

                              LETTER FROM THE BOARD

     MR. WU HOUHUI, aged 59, joined the Company in March 1999 and is a Director of the 4th session of the Board of the Company. He graduated from Dalian Railway College (CHINESE CHARACTERS) and is a senior economist. Mr. Wu served in various managerial positions in Guangzhou Railway (Group) Company from 1984 to 2003 and has been the chief economist of Guangzhou Railway (Group) Company since July 2003. Mr. Wu is also the chairman of Sanmao Enterprise Development Company Limited and Guangdong Tiecheng Enterprise Company Limited and director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited, Shichang Railway Company Limited and CYTS Tours Guangdong Railway Co., Ltd.

     MR. YU ZHIMING, aged 49, is the chief accountant of Guangzhou Railway (Group) Company. He has a university qualification and a master's degree in engineering. He is a senior accountant with numerous years of experience in finance. He was a deputy head of finance sub-division of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau. From 2005 to 2006, he was the head of finance division and director of the funds clearing centre of Wuhan Railway Bureau. He was a deputy officer of the funds clearing centre of the Ministry of Railway from September 2006 to April 2008. Mr. Yu has been the chief accountant of Guangzhou Railway (Group) Company since April 2008.

     MR. YANG YIPING, aged 58, joined the Company in April 2006. He is the General Manager, secretary of the Party Work Committee and a director of the 4th session of the Board of the Company. Mr. Yang graduated from the Party School of the CPC (CHINESE CHARACTERS) and holds a postgraduate qualification in economics and management. Mr. Yang is also a senior political officer. Since 1970, he has served in various managerial positions in various railway departments. He was a member of the senior management of Engineering Company of Guangzhou Railway Bureau, Hainan Railway Company, Guangmeishan Railway Company Limited, Guangzhou Railway (Group) Company and Yangcheng Railway Company. Prior to his joining the Company, he was the secretary of the Party Work Committee of Guangzhou Railway (Group) Guangzhou Office.

     MR. LIU HAI, aged 54, is the chairman of the labour union of the Company. He graduated from South China Normal University (CHINESE CHARACTERS) specialized in administration. He is also an economist. Mr. Liu has served in railway departments since 1972 and has over 30 years of experience in transportation management. Prior to his becoming a deputy officer of Guangzhou Railway (Group) Guangzhou Office in March 2005, he was the director of the Office of Guangzhou Railway Sub-bureau, and deputy chief economist and deputy general manager of Yangcheng Railway Company. Mr. Liu joined the Company in January 2007 and has been the chairman of the labour union of the Company since July 2007.

                              LETTER FROM THE BOARD

(B) LIST OF CANDIDATES FOR AND RESUME OF MEMBERS OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS (INDEPENDENT NON-EXECUTIVE DIRECTORS)

     MR. WILTON CHAU CHI WAI, aged 46, is currently chairman of Qleap Venture Limited and a director and the general manager of QLeap Asia Limited. Mr. Chau obtained a bachelor's degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton, a Master of Business Administration degree from the University of Wales and a Doctor of Business Administration from the University of Newcastle (Australia). Mr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Mr. Chau has served in managerial positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is also the Board Advisor of China Resources & Investment Vehicle Ltd. and a director of CL Shield Foundation Limited. He joined the Company in June 2004 and is an independent non-executive Director of the 4th session of the Board of the Company.

     MR. DAI QILIN, aged 40, is currently the chief accountant of Beijing Zhonghua Certified Public Accountants (CHINESE CHARACTERS). He holds a master's degree with specialisation in accountancy. Mr. Dai is a senior accountant, a PRC certified public accountant and a PRC certified public valuer. Mr. Dai served in various professional positions within the finance department of the Ministry of Railway from 1986 to 1997. Prior to his joining Beijing Zhonghua Certified Public Accountants (CHINESE CHARACTERS) in April 2001, he was an accountant, senior accountant and deputy head of Beijing Huafeng Certified Public Accountants (CHINESE CHARACTERS) from 1997 to 2001.

     MR. LU YUHUI, aged 53, is currently a deputy general manager and chief accountant of Beijing Jingtie Beifang Investment Corp. (CHINESE CHARACTERS) and China Railway United Logistics Co., Ltd respectively. He is a postgraduate of the department of finance and trading of the Chinese Academy of Social Sciences and is a senior accountant. Mr. Lu was the general manager of Beijing Railway International Travel Service and the chief accountant of Beijing Jingtie International Travel Service Co. Ltd. and Hua Yun Tour Development Group Co., Ltd.

     Save as disclosed above, the above persons have no relationship with any directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, all of the above persons have no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     Save as disclosed above, the above persons do not have any other directorship held in listed public companies in the last three years or in their members of the group of the companies.

                              LETTER FROM THE BOARD

     It is proposed that (i) all the proposed executive directors and non-executive directors as mentioned above will not be entitled to any remuneration; (ii) each of Mr. He Yuhua and Mr. Yang Yiping will be entitled to an annual subsidy of RMB18,000; (iii) each of the other proposed executive and non-executive directors will be entitled to an annual subsidy of RMB12,000; (iv) Mr. Wilton Chau Chi Wai will be entitled to an annual remueration of HK$150,000 and an annual subsidy of HK$18,000; and (v) each of the other proposed independent non-executive directors will be entitled to an annual remueration of RMB100,000 and an annual subsidy of RMB12,000. The above remueration and subsidy proposals will be put forward to the shareholders of the Company for consideration at the AGM.

     Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Listing Rules and there is no other matter relating to the nomination of the above persons that needs to be brought to the attention of the shareholders of the Company.

(C) LIST OF CANDIDATES FOR AND RESUME OF MEMBERS OF THE FIFTH SESSION OF THE SUPERVISORY COMMITTEE

     MR. YAO MUMING, aged 54, joined the Company in April 1997 and is chairman of the 4th session of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University (CHINESE CHARACTERS) and was deputy director of Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao had been secretary of the Commission for Discipline Inspection of Guangzhou Railway (Group) Company. Since November 2004, he has been vice secretary of the Party Committee and secretary of the Commission for Discipline Inspection of Guangzhou Railway (Group) Company. Mr. Yao is also chairman of the Supervisory Committee of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.

     WANG JIANPING, aged 51, was graduated from the Party School of the Communist Party of China ("CPC")(CHINESE CHARACTERS), majoring in economics and management. He is a senior political officer. Mr. Wang joined the railway department in 1974 and has more than 30 years of experience in management of railway transport. He had served as a member of the senior management of the Guangzhou Engineering Corporation of Guangzhou Railway Group and Multi-development Center of Guangzhou Railway Group. Since June 2007, he has been chief of the human resources division and chief of the organization department of the Party Committee.

                              LETTER FROM THE BOARD

     MR. LI ZHIMING, aged 46, joined the Company in May 2005 and is a Supervisor of the 4th session of the Supervisory Committee of the Company. Mr. Li graduated from the Party School of CPC (CHINESE CHARACTERS), majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau and Changsha Railway Company. From 1996 to March 2005, he was chief of Sub-division of Finance of Changsha Railway Company. Since April 2005, Mr. Li has been chief of the audit department of Guangzhou Railway (Group) Company. Mr. Li is also a supervisor of Sanmao Railway Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Sanmao Railway Enterprise Development Company Limited and Guangdong Tiecheng Enterprise Company Limited.

     CHEN SHAOHONG, aged 41, was graduated from South China Normal University (CHINESE CHARACTERS) and is an economist. Mr. Chen has engaged in the research and practice of corporate management over the years. From 2001, he was a deputy chief and also chief of the structural reform division of the corporate management office, and also deputy head of the corporate management office and deputy chief of the corporate and legal affairs division. Since April 2006, he has served as the chief of the corporate and legal affairs division of Guangzhou Railway (Group) Company.

     Save as disclosed above, the above persons have no relationship with any directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, all of the above persons have no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     It is proposed that each of the proposed supervisors as mentioned above will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB12,000. Such proposal will be put forward to the shareholders of the Company for consideration at the AGM.

     Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Listing Rules and there is no other matter relating to the nomination of the above persons that needs to be brought to the attention of the shareholders of the Company.

AMENDMENTS OF ARTICLES

The Company also proposes to make certain amendments to the Articles. Details relating to the proposed amendments are set out on pages 74 to 86 of this circular.

                              LETTER FROM THE BOARD

The proposed amendments to the Articles are subject to the approval of the shareholders by way of special resolution at the AGM. The board of directors of the Company considers that the proposed amendments to the Articles are in the best interests of the Company and its shareholders as a whole. Accordingly, the board recommends the shareholders to vote in favour of the relevant special resolution to be proposed at the AGM.

ANNUAL GENERAL MEETING

A notice convening the AGM is set out on pages 70 and 86 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant Shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 6 June 2008. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the appendix to this circular which sets out (i) Decision Making System concerning the Connected Transaction; (ii) Rules of Procedures of General Meetings; (iii) Rules of Procedures of Meeting of the Board of Directors; (iv) Rules of Procedures of Supervisory Committee Meeting; (v) Investment Management Policy; and (vi) Rules for the Implementation of Cumulative Voting, all of which will be put forward to the shareholders of the Company for consideration at the AGM.

                                                         Yours faithfully,
                                                              HU YUHUA
                                                              Chairman

                                    APPENDIX

(A)  DECISION MAKING SYSTEM CONCERNING THE CONNECTED TRANSACTION

1.   CHAPTER 1 -- GENERAL PROVISIONS

     ARTICLE 1

     To better regulate the decision making concerning the connected transaction of Guangshen Railway Company Limited, improve the internal control system of the Company and protect the legitimate interests of all shareholders, the Company formulates this system in accordance with the relevant prevailing PRC laws, regulations and regulatory documents such as the Company Law of the People's Republic of China (CHINESE CHARACTERS) (hereinafter referred to as the "Company Law"), Articles of Association of Guangshen Railway Company Limited (CHINESE CHARACTERS) (hereinafter referred to as the "Articles of Association"), Rules of the Shanghai Stock Exchange for the Listing of Stocks (CHINESE CHARACTERS) (hereinafter referred to as the "Listing Rules of Shanghai Stock Exchange") and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. (CHINESE CHARACTERS) (hereinafter referred to as the "Listing Rules of HK Stock Exchange") and other relevant regulations.

     ARTICLE 2

     The "connected transaction" of the Company means a transaction which involves the exchange of resources or obligations between the Company or its subsidiaries and its connected persons, including but not limited to the followings:

     (1)  the sale or purchase of merchandises;

     (2)  the sale or purchase of other assets excluding merchandises;

     (3) external investments (including entrusted financing, entrusted loan, etc.)

     (4)  provision of financial assistance;

     (5) provision of indemnity undertaking or guarantee (except anti-guarantee);

     (6)  lease-in and lease-out of assets;

     (7)  entrustment or entrusted management of assets and business;

     (8)  gift making or acceptance of the gift of assets;

                                    APPENDIX

     (9)  creditors' rights or debt restructuring;

     (10) execution of licence agreements;

     (11) transfer or acceptance of the transfer of research and development projects;

     (12) provision or acceptance of labour services;

     (13) entrustment of or entrusted selling;

     (14) joint investment with connected parties (establishment of a joint venture whether by way of partnership or any other type of joint venture);

     (15) Other agreements relating to the exchange of resources or obligations or other transactions recognized by the stock exchanges.

     ARTICLE 3

     Connected transactions are classified into two categories, namely, (i) continual connected transactions, recurring connected transactions and connected transactions relating to the ordinary course of business; and
     (ii) non-continual connected transactions, non-recurring connected transactions and occasional transactions.

2.   CHAPTER 2 -- DEFINITION OF THE SCOPE OF CONNECTED TRANSACTION

     ARTICLE 4

     The "connected person" of the Company includes:

     (1)  director and senior management of the Company and its subsidiaries;

     (2) promoter of the subsidiary of the Company and supervisor of the Company;

     (3) shareholder (or person) who has the rights to exercise or control the exercise of 5% or more of the voting rights at a shareholders' general meeting;

     (4) associate (as defined in Chapter 14A of the Listing Rules of HK Stock Exchange) of sections (1), (2) and (3) as set out above;

     (5) legal person (other than the Company and its subsidiary) directly or indirectly controlled by a legal person who is directly or indirectly controlling the Company;

                                    APPENDIX

     (6) legal person (other than the Company and its subsidiary) directly or indirectly controlled by the connected natural person of the Company, or in which the connected natural person acts as the director or senior management;

     (7) non wholly-owned subsidiary as defined in Rule 14A.11 of the Listing Rules of HK Stock Exchange and any subsidiary of such non wholly-owned subsidiary;

     (8) other legal person recognized by the securities regulatory authorities, stock exchanges or other companies as having special connection with the Company, and which in fact (implicitly rather than explicitly) is having its interest tilted to its favour.

     If there is any matter not contained in this Article, the Listing Rules of Shanghai Stock Exchange and the Listing Rules of HK Stock Exchange shall be applicable.

     ARTICLE 5

     Any legal person or natural person who falls within any of the following conditions shall be deemed to be the connected person of the Company:

     (1) falling within any of the conditions as set out in Article 4 according to the agreement or other arrangement with the connected person of the Company within the next 12 months after such agreement or arrangement has taken effect;

     (2) falling within any of the conditions as set out in Article 4 within the last 12 months.

     ARTICLE 6

     The following relationship shall not be deemed to be the subject of the connected person of the Company:

     (1) any enterprise or individual which has a material creditor-debtor relationship solely arising from the course of business, such as loan, guarantee or lease, etc;

     (2) any enterprise or individual which has mutual operation reliance by virtue of the distributor, supplier or user which has long term or substantial business relationship;

     (3) any enterprise or individual the connection of which arises by virtue of a part-time staff or the family member of general staff.

                                    APPENDIX

     ARTICLE 7

     Any connected transaction entered into between the Company and the connected person under which the conditions are obviously more favourable or less favourable than the normal conditions offered in a transaction entered into between other independent enterprises and is prejudice to the interests of the Company and shareholders shall be defined as an irregular connected transaction. The following connected transactions are considered as irregular connected transaction:

     (1) the selling or purchase price of products or movable or immovable properties are significantly higher or lower than the price of normal transactions;

     (2) the fees, charging rate or interest rate in respect of the provision or acquisition of labour, services or financing are significantly higher or lower than the normal standards (being the state standards, industry standards or other standards generally accepted within the same country and the same industry);

     (3) the price of acquiring intangible assets or realizing the equity interests is significantly higher or lower than its actual value; whereas the actual value shall be determined with reference to the valuation of the intangible assets and equity interests carried out by valuation authority (if the property is a state owned asset, its price shall also be subject to the confirmation of the relevant state owned assets management department under the government in accordance with the laws);

     (4) giving up the business opportunity in favour of the benefits of the connected person; the Company engaging in an unequal transaction or assuming additional obligations in order to execute the decision of the parent company, unless there is sufficient evidence showing that the Company has been or will be fully indemnified with profits from the parent company or through other decision made by the parent company, such connected transactions shall not be deemed as an irregular connected transaction;

     (5) not exercising its equity interests, creditors' rights or other property rights in an active manner that the interests of the Company and the shareholders are prejudiced;

     (6) any connected transaction that violates any provisions of the relevant state laws, regulations and policies.

                                    APPENDIX

3.   CHAPTER 3 -- BASIC PRINCIPLES OF ENTERING INTO CONNECTED TRANSACTION

     ARTICLE 8

     A connected transaction of the Company shall comply with the following basic principles:

     (1)  subject to the principles of honesty and integrity;

     (2) endeavour to avoid, minimize or regulate the principles of entering into connected transaction. Where the connected transaction is inevitably subject to review and approval, the Company shall adhere to the principles of openness, fairness and justice;

     (3) the shareholders' general meeting, the board of directors and the board of supervisors shall determine whether the connected transaction is in the interest of the Company with reference to an objective standard. When a poll is taken for the connected transaction at the meeting, relevant parties shall withdraw from the meeting or make a representation of fairness;

     (4) the price of the connected transaction shall not deviate from the fair standards set by an independent third party in the market, and must adhere to the principles of openness and fairness in the market. Where the connected transaction has no comparable market price or under pricing restriction, the cost and profits of the connected transaction shall be expressly stated in a contract or agreement.

4. CHAPTER 4 -- PRINCIPLES APPLICABLE TO SHAREHOLDERS' GENERAL MEETING IN RELATION TO CONNECTED TRANSACTION

     ARTICLE 9

     Where a poll is conducted in the shareholders' general meeting of the Company for the connected transaction, it shall be conducted by voting. Any person and its associate having material interest in such transaction, including the connected shareholder, shall abstain from voting. In such a case, the Company shall explain in details during the shareholders' general meeting, and shall count the votes of the non-connected shareholders separately.

     ARTICLE 10

     Any resolution in respect of the proposal of or matter concerning the connected transaction at the shareholders' general meeting of the Company shall be valid only if it is passed by the majority of non-connected shareholders having voting rights.

                                    APPENDIX

     ARTICLE 11

     In the event that the connected person of the Company signs an agreement with the Company in respect of a connected transaction, the necessary measures of avoidance shall be adopted:

     (1) any individual shall only represent one party when signing the agreement;

     (2) no connected person is allowed to interfere with the decision of the Company in whatsoever manner;

     (3) any matter that requires to be avoided in accordance with the relevant laws and regulations of the PRC and the Articles of Association.

5. CHAPTER 5 -- PRINCIPLES APPLICABLE TO THE BOARD OF DIRECTORS IN RELATION TO CONNECTED TRANSACTION

     ARTICLE 12

     In the event that a director or other enterprise which employs the director has any direct or indirect connection with the contract, transaction or arrangement (other than the appointment contract) entered into or proposed by the Company, the director shall disclose the nature and extent of the connection to the board of directors as soon as possible, whether the relevant matter requires approval or consent of the board of directors under usual circumstances.

     Unless the connected director has made disclosure to the board of directors according to the aforesaid requirement of this Article and he/she is not counted by the board of directors in the quorum and such matter is approved in the meeting at which such director has not taken part in the poll, the Company is entitled to revoke the contract, transaction or arrangement, except that the counterparty is a third party acting in good faith.

     ARTICLE 13

     If, prior to the Company considering the execution of the relevant contract, transaction and arrangement for the first time, the directors of the Company give a notice in writing to the board of directors stating that he/she will have interest in the subsequent contract, transaction and arrangement made by the Company due to the matter listed in such notice, the relevant director shall, within the scope explained in such notice, be deemed to have fulfilled the disclosure requirement provided by the aforesaid clause of this Article.

                                    APPENDIX

     ARTICLE 14

     The board of directors shall decide whether the relevant matter proposed to the board of directors or the shareholders' general meeting for review constitutes a connected transaction in accordance with the requirement of this system. When making such a decision, the shareholdings of the shareholders shall be the shareholdings on the relevant record date.

     If the board of directors consider that the relevant matter proposed to the board of directors or the shareholders' general meeting constitutes a connected transaction, the board of directors shall notify the connected shareholder in writing and advise such connected shareholder that such connected transaction shall be voted by a poll in accordance with the provision of this system.

     ARTICLE 15

     Where any proposal or matter under the consideration of the board of directors involves any connected director, the connected director shall not vote in the poll on such proposal or matter nor shall he/she authorize other directors to vote on his/her behalf on such proposal or matter according to the provisions of the laws and regulations.

     Any resolution of the board of directors in respect of any proposal or matter which is connected with the director shall be valid if it is passed by the majority of non-connected shareholders. If the non-connected directors present at the meeting do not reach a quorum, then all directors (including connected directors) shall decide on such procedures as submitting the transaction to the shareholders' general meeting for its decision in such regard.

     ARTICLE 16

     The board of directors of the Company shall determine whether such connected transaction is in the interest of the Company in accordance with an objective standard and shall engage professional valuer or independent financial adviser if necessary.

     ARTICLE 17

     When the board of directors of the Company conducts a poll for the connected transaction, any person having conflict of interests shall not take part in the poll in the following cases:

     (1)  a connected transaction in which a director has personal interest;

     (2) a connected transaction between the Company and a connected enterprise in which the director is employed or the director has controlling shareholdings;

                                    APPENDIX

     (3) the matter that requires to be avoided in accordance with the relevant state laws, regulations, listing rules of the stock exchanges where the stocks of the Company are listed and the Articles of Association.

     ARTICLE 18

     The director shall attend in person or appoint another director to attend on his/her behalf the meeting at which the board of directors considers the connected transaction. The proxy form shall set out the name of the proxy, the matter and authority of the proxy, the effective period and such form shall be signed by the appointing director.

6. CHAPTER 6 -- PRINCIPLES APPLICABLE TO THE BOARD OF SUPERVISORS IN RELATION TO CONNECTED TRANSACTION

     ARTICLE 19

     In the event that a supervisor or other enterprise which employs him/her has any direct or indirect connection with the contract, transaction or arrangement (other than the appointment contract) entered into or proposed by the Company, he/she shall disclose the nature and extent of the connection to the board of directors as soon as possible, whether the relevant matter requires the approval or consent of the board of directors under usual circumstances.

     ARTICLE 20

     Where the board of supervisors considers any proposal or matter which involves any connected supervisor, the connected supervisor shall not vote in the poll for such proposal or matter nor shall it authorize other supervisors to vote on his/her behalf on such proposal or matter according to the provisions of the laws and regulations.

     ARTICLE 21

     The board of supervisors shall exercise its right of supervision over the connected transaction of the Company in accordance with its duties, and shall ensure the connected translation is fair, just and open.

     ARTICLE 22

     When the board of supervisors of the Company conducts a poll for the connected transaction, any person having conflict of interests may not take part in the poll in the following cases:

     (1) a connected transaction in which the supervisor has personal interest;

                                    APPENDIX

     (2) a connected transaction between the Company and a connected enterprise in which the supervisor is employed or the supervisor has controlling shareholdings;

     (3) the matter that requires to be avoided in accordance with the relevant state laws, regulations, listing rules of the stock exchanges where the stocks of the Company are listed and the Articles of Association.

     ARTICLE 23

     At least two-thirds of the non-connected supervisors voting in favour of the connected transaction is required when such transaction is considered by the board of supervisors. The opinion of the supervisors in respect to the connected transaction shall be recorded and filed.

     ARTICLE 24

     The board of supervisors of the Company shall disclose its opinion related to the material connected transaction in the periodic report.

     ARTICLE 25

     In the event that the connected transaction prejudices the interest of the Company, the board of supervisors shall make remedy thereto and report at the shareholders' general meeting or to the relevant regulatory departments if necessary.

7.   CHAPTER 7 -- REVIEW PROCURES AND DISCLOSURE OF CONNECTED TRANSACTION

     ARTICLE 26

     In the event of connected transaction of the Company (other than the provision of guarantee by the Company), the following two categories of ratios shall be calculated:

     (1) any, some or all of the four ratios, namely the asset ratio, consideration ratio, revenue ratio and equity capital ratio, shall be applicable to a connected transaction on the basis of the circumstances thereof according to Chapter 14 of the Listing Rules of HK Stock Exchange and the financial report of the Company prepared according to the international accounting standards (hereinafter referred to as the "First Category of Ratios");

     (2) net asset ratio shall be applicable according to Chapter 10 of the Listing Rules of Shanghai Stock Exchange and the financial report of the Company prepared according to the accounting standards for Chinese enterprise (hereinafter referred to as the "Second Category of Ratios").

                                    APPENDIX

     When calculating the two categories of ratios as set out above, if a series of connected transactions is all completed within 12 consecutive months or there are connected transactions that are mutually connected, such transactions shall be wholly counted as a single transaction.

     ARTICLE 27

     In respect of the two categories of ratios as set out in Article 26, the requirements for decision making and disclosure on connected transaction of the Company (other than the provision of guarantee by the Company) are as follows:

     (1) if any of the First Category of Ratios being calculated is more than or equal to 2.5% or the Second Category of Ratios is more than or equal to 5%, the transaction shall be submitted to the shareholders' general meeting for review and approval and shall be disclosed immediately;

     (2) if any of the First Category of Ratios being calculated is more than or equal to 0.1% and all of the First Category of Ratios are concurrently less than 2.5%, or any of the Second Category of Ratios is more than or equal to 0.5% but less than 5%, the transaction shall be submitted to the shareholders' general meeting for review and approval and shall be disclosed immediately;

     (3) if both the First Category of Ratios and Second Category of Ratios fail to satisfy the conditions in sections (1) and (2) above, the transaction shall be submitted to the meeting of general managers for review and approval;

     (4)  if the other party of connected transaction as mentioned in section
          (3) above is a natural person, and the transaction amount is more than or equal to RMB300,000, the transaction shall, in addition to submitting to the meeting of general managers for review and approval, be disclosed immediately.

     If there is any material change in its asset condition and profit level, the Company shall consider the regulatory requirements of the stock exchange where its stocks are listed, together with the absolute value of the consideration of transaction, when examining the above ratios and deciding whether the transaction is required to be submitted to the board of directors or shareholders' general meeting for review and approval.

     ARTICLE 28

     For any guarantee provided by the Company in favour of the connected person (no matter how large the sum), it shall first be submitted to the board of directors and the shareholders' general meeting for review and approval, and shall be disclosed immediately.

                                    APPENDIX

     For any guarantee provided by the Company in favour of a shareholder having less than 5% interest, the relevant shareholder shall abstain from voting at the shareholders' general meeting in accordance with the provisions set out above.

     ARTICLE 29

     The Company shall not provide loans to the directors, supervisors or senior management either directly or through the subsidiary.

     ARTICLE 30

     Any agreement relating to the continual connected transaction which does not have a specific total amount of transaction shall be submitted to the shareholders' general meeting for review and approval and shall be disclosed immediately.

     ARTICLE 31

     Any connected transaction with its total amount of transaction representing more than 5% of the recently audited net assets shall first be approved by the independent directors before submitting to the board of directors for review and approval.

     ARTICLE 32

     In addition to the immediate disclosure of connected transaction as set out above, the matter of material connected transaction shall be disclosed in the periodic report.

     ARTICLE 33

     The disclosure of connected transaction by the Company shall include but not limited to the followings:

     (1) description of the transaction and the basic condition of the subject of transaction;

     (2) prior approval of independent directors and their independent opinions;

     (3)  decision of the board of directors (if applicable);

     (4) connected relationship of the parties to the transaction and the basic information of the connected person;

                                    APPENDIX

     (5) pricing policy and basis of the transaction; relationship between the trading price and nominal value and valuation of the subject of transaction, and also the clear and fair market price; and other matters relating to the price that requires to be mentioned due to the special nature of the subject of transaction;

     (6) reasons giving rise to a relatively large difference between the trading price and nominal value, valuation or the market value; if the transaction is unfair, the transferring destiny of the income generated from the connected transaction shall be disclosed;

     (7) other major content of the trading agreement, including trading price and method of settlement, nature and proportion of the interest attributed to the connected person in the transaction, conditions precedent of the agreement, its commencement date and effective period;

     (8) continual or recurring connected transaction conducted in the normal course of business, and the estimated total amount of such transaction for the whole year;

     (9) purpose of transaction and its impact on the Company, including the actual intention and necessity of this connected transaction, the impact on the current and future financial status and operation result of the Company and etc.;

     (10) total amount of various types of connected transactions relating to the connected person accruing from the beginning of the current year to the date of disclosure;

     (11) other information relating to the requirements of the securities regulatory authority and stock exchange where the stocks of the Company are listed that help to explain the actual situation of the transaction.

     ARTICLE 34

     If any opinion and advice in respect of the connected transaction are required from the independent directors, committee of independent directors, board of directors, board of supervisors and relevant qualified professional service institutions according to the Listing Rules of Shanghai Stock Exchange and the Listing Rules of HK Stock Exchange, the Company shall promptly obtain such opinion and advice and submit them to the board of directors and shareholders' general meeting for decision and consideration of directors and independent shareholders.

                                    APPENDIX

8.   CHAPTER 8 -- INTERNAL CONTROL PROCEDURES OF CONNECTED TRANSACTION

     ARTICLE 35

     The legal department of the Company and the secretariat of the board of directors shall renew the list of connected persons of the Company periodically and a copy of which shall be submitted to the finance department (including financial audit department and financial budget department) for filing.

     ARTICLE 36

     The legal department of the Company shall be responsible for deciding whether the proposed contract (or agreement) involves a connected transaction. If it is confirmed as a connected transaction, the legal department shall further decide, together with the secretariat of the board of directors and the finance department, whether such transaction and the relevant sum of money constitutes part of the connected transaction which has undergone the review and reporting procedures and performed the disclosure obligation (hereinafter referred to as the "Satisfied Transaction").

     (1) If the transaction and the sum of money constitutes part of a connected transaction which has performed the procedures, the terms of the contract (or agreement) must state that it is a supplementary agreement of a transaction with procedures being performed, and it shall only be executed if the prices of which constitute part of a connected transaction that has gone through the procedures.

     (2) If the transaction does not constitute part of a connected transaction which has performed the procedures, the secretariat of the board of directors and the finance department shall verify the relevant ratios of the connected transaction (or series of connected transactions) after considering the amount of this transaction, and the accrued amount of the connected transactions between the Company and a single connected person or in respect of a single matter within last 12 months (as the case may be).

     The secretariat of the board of directors shall give advice to the general manager and chairman of the board in respect of the type of review and disclosure procedures to be performed for such transaction. The contract (or agreement) shall be executed only if the necessary review procedures have been completed.

     The executed contract (or agreement) as set out above shall be promptly submitted to the secretariat of the board of directors and the finance department for filing.

                                    APPENDIX

     ARTICLE 37

     If a settlement involves a connected person as the other party (based on the list of connected persons), the finance department shall, before making the settlement, further decide whether the transaction involved in the settlement constitutes an integral part of the connected transaction which has performed the procedures.

     (1) If the transaction involved in the settlement constitutes an integral part of the connected transaction which has performed the procedures, the finance department shall handle the registration and filing in respect of such transaction properly in order to avoid double payment.

     (2) If the settlement involves a transaction with no contract (or agreement), or even with a contract (or agreement), the procedures of which are not performed, the finance department shall refuse to make payment and require the relevant department or unit to provide a copy of the contract (or agreement) for any necessary review and disclosure procedures as mentioned in the above. The finance department shall not settle such sum with the connected person prior to the completion of necessary procedures.

     ARTICLE 38

     The secretariat of the board of directors and the finance department shall review the actual settlement status of the transactions which have performed the procedures at least once quarterly in order to verify whether the actual settlement has exceeded or will exceed the maximum amount as agreed in the transaction. If the amount of a connected transaction has exceeded or is reasonably expected to exceed such maximum amount, then the necessary review and disclosure procedures shall be performed as soon as possible for securing the compliance of the continual connected transaction.

9.   CHAPTER 9 -- SUPPLEMENTARY PROVISIONS

     ARTICLE 39

     In the event of any circumstances which is not regulated by this system, or any conflict between this system and the provisions of relevant laws, regulations, regulatory documents, Articles of Association and the requirements of the securities regulatory authority or stock exchange where the stocks of the Company are listed, the provisions and requirements as set out above shall prevail. In addition, the implementation of this system does not affect the compliance of the Company with the regulations, requirements or codes formulated and/or implemented from time to time by the securities regulatory authorities where its stocks are listed.

                                    APPENDIX

     ARTICLE 40

     This system is formulated by the board of directors. It shall be implemented from the date on which it is passed at a shareholders' general meeting and shall be interpreted by the board of directors. The Decision Making System concerning the Connected Transaction of Guangshen Railway Company Limited as originally passed by the ordinary resolution at the extraordinary general meeting on 30 December 2004, and the amendment of which as passed by the ordinary resolution at the annual general meeting of 2004 on 12 May 2005 are terminated concurrently.

                                    APPENDIX

(B)  RULES OF PROCEDURES OF GENERAL MEETINGS

     CHAPTER 1 GENERAL

     ARTICLE 1

     To safeguard the rightful interests of the shareholders as a whole of Guangshen Railway Company Limited (the "Company"), to improve the mechanism of general meetings, the Company formulates the Rules in accordance with the Company Law, the Rules of the State Council on Overseas Issuance and Listings, the Rules governing the General Meetings of Listed Companies issued by the China Securities Regulatory Commission ("CSRC") and the Articles of Association of the Company.

     CHAPTER 2 POWERS AND FUNCTIONS OF GENERAL MEETING

     ARTICLE 2

     Shareholders' general meeting is the highest organ of power of the Company which may execute the following functions in accordance with the laws:

     (1) To determine the operating approaches and investment proposals of the Company;

     (2) To elect and replace any director not elected by staff and determine their remunerations;

     (3) To elect and replace any supervisor not elected by staff and determine their remunerations;

     (4)  To review and approve report of directors;

     (5)  To review and approve report of supervisory committee;

     (6) To review and approve annual fiscal budgets and final accounts of the Company;

     (7) To review and approve proposal of the Company for profits distribution and for making up losses;

     (8) To resolve on increase or reduction of registered capital of the Company;

     (9) To resolve on mergers, spin-off, dissolution, liquidation or change of business form of the Company;

                                    APPENDIX

     (10) To resolve on the issue of bonds of the Company;

     (11) To resolve on the appointment, removal or non-reappointment of the accounting firm by the Company;

     (12) To amend the Articles of Association;

     (13) To consider resolutions proposed by shareholder holding 3% or more of the voting shares of the Company;

     (14) To review and approve matters related to provision of guarantee under
          Article 3 below;

     (15) To review any purchase or disposal of material assets within one year which represents 30% of the latest audited total assets of the Company;

     (16) To review and approve changes to the application of proceeds raised;

     (17) To review share incentive scheme;

     (18) To review and approve the proposals for setting up committees under the board of directors (the "Board") for strategies, auditing, nomination, remuneration and assessment;

     (19) To determine on other matters required to be determined at shareholders' general meetings under the laws, administrative regulations and the Articles of Association;

     (20) To authorised or delegate its power to the Board to handle any matter so authorised or delegated.

     ARTICLE 3

     Guarantees provided by the Company in favour of its shareholders, effective controller and connected parties shall be reviewed and approved at the general meeting. With respect to any resolution regarding the provision of guarantees by the Company in favour of its shareholders, effective controller and connected parties proposed at the shareholders' general meeting, such shareholder or shareholders directed by the effective controller shall abstain from voting. Such resolution shall be passed by 50% or more of the voting rights held by other shareholders present at the meeting.

                                    APPENDIX

     CHAPTER 3 PROCEDURES OF GENERAL MEETINGS

     ARTICLE 4

     Shareholders' general meetings are categorised as annual general meetings and extraordinary general meetings and are convened by the Board. Annual general meetings shall be convened once every year and shall be held within six months after the end of the previous accounting year.

     If, for any reason, the Company fails to convene an annual general meetings within the above timeframe, it shall inform the Shenzhen branch of the CSRC ("SHENZHEN CSRC"), the Hong Kong Stock Exchange and the Shanghai Stock Exchange with explanation and shall make an announcement accordingly.

     ARTICLE 5

     The Board shall convene an extraordinary general meeting within two months upon any of the followings:

     (1) when the number of directors falls below the number required by the Company Law or below two-thirds of the number required by the Articles of Association;

     (2) when the uncovered loss of the Company amounts to one-third of its paid-up share capital;

     (3) upon written request of its shareholders holding, whether individually or jointly, 10% or more of the voting shares in issue of the Company;

     (4) when the Board considers necessary or upon request of the supervisory committee.

     SECTION 1 -- PROPOSED RESOLUTIONS AT SHAREHOLDERS' GENERAL MEETINGS AND NOTICES

     ARTICLE 6

     The substance of resolution to be proposed must be within the scope of powers and functions of the general meeting, with definite theme and specific issues to be resolved, and in compliance with the relevant requirement under the laws, administrative regulations and the Articles of Association.

                                    APPENDIX

     ARTICLE 7

     The Board, supervisory committee and shareholders holding, whether individually or jointly, 3% or more of the voting shares of the Company are entitled to propose a resolution at any shareholders' general meeting convened by the Company.

     Shareholders holding, whether individually or jointly, 3% or more of the voting shares of the Company may submit an extraordinary resolution in writing to the convener of the meeting 10 days prior to such meeting. The convener shall within 2 days after receipt of such extraordinary resolution and within 14 days prior to such shareholders' general meeting issue a supplementary notice of such meeting containing details of such extraordinary resolution. If the convener fails to issue the notice within 14 days, he shall postpone such general meeting accordingly.

     Except under the above circumstance, after issuing the notice of general meeting, the convener may not alter the resolutions specified therein or add resolutions thereto.

     ARTICLE 8

     Any resolution not specified in the notice of meeting or not complying with requirements under Article 6 hereof may not be voted and resolved at a shareholders' general meeting.

     To convene a shareholders' general meeting, the Company shall give a written notice, containing the matters proposed to be considered at the meeting and the date and time and venue of the meeting, to all shareholders whose names appear on its register of members 45 days before the date of the meeting. Shareholders who wish to attend a shareholders' general meeting shall deliver his written confirmation to the Company 20 days before the date of such meeting.

     Notice of shareholders' general meeting shall be delivered to shareholders (whether with or without voting rights at such meeting) by hand or pre-paid airmail to the address shown on the register of members of the Company. For holders of domestic shares, notice of shareholders' general meeting may be made by way of announcements.

     The "announcements" referred to in the above paragraph shall be made in one or more of the newspapers designated by the securities regulatory authority 45 to 50 days before the date of the meeting. Upon release of such announcements, all holders of domestic shares shall be deemed to have received such notice of the general meeting.

                                    APPENDIX

     ARTICLE 9

     Notice of shareholders' general meeting shall:

     (1)  be in writing;

     (2)  specify the venue, date and time of the meeting;

     (3)  specify matters to be discussed at the meeting;

     (4) provide shareholders with information and explanation required to make an informed decision on the matters to be discussed; including (but not limited to), in the event of mergers and acquisitions, repurchase of securities, restructuring of share capital or other reorganization of the Company, detailed terms and contracts (if any) relating to the transaction, together with detailed explanation on the relevant background and consequence of the transaction;

     (5) disclose the nature and extent of conflict of interests if any director, supervisor, general manager, deputy general manager or any other senior management has material conflict of interests in any matters to be discussed at such shareholders' general meeting; and explain in details if effects of the matters to be discussed on any director, supervisor, general manager, deputy general manager or other senior management staff (as shareholders) are different from those on shareholders of other classes;

     (6) contain the full text of any special resolution to be proposed and approved at such meeting;

     (7) state clearly that shareholders entitled to attend and vote at such meeting are entitled to appoint one or more proxies (who need not be a shareholder) to attend and vote at such meeting on his behalf;

     (8)  state clearly the latest date and time for delivery of proxy forms.

     ARTICLE 10

     Inadvertent omission to deliver notice of general meeting to any person entitled thereto or non receipt of notice by such person shall not invalidate any such general meeting and the resolutions passed thereat.

                                    APPENDIX

     ARTICLE 11

     Full and complete disclosure of specific content of resolutions to be passed at general meetings shall be made in the notice of general meeting and its supplementary notice, and all information or explanation required for the reasonable judgment by the shareholders on the matters to be discussed shall also be provided. Where opinion from independent directors is required for any matter to be discussed, such opinion from independent directors shall be made available at the time such notice of general meeting or its supplementary notice is issued.

     ARTICLE 12

     The Company shall count the number of voting shares represented by shareholders intending to attend the meeting based on the written replies received by the Company 20 days before the date of the shareholders' general meeting. The shareholders' general meeting may be convened if the number of shares represents half or more of the Company's voting shares. If the number of shares is less than half of the Company's voting shares, the Company may convene the shareholders' general meeting after having re-published the matters proposed to be discussed at the general meeting, the date and venue of the meeting by way of announcement within 5 days for the notice of its shareholders.

     A matter not set out in the notice shall not be approved at an extraordinary general meeting.

     SECTION 2 -- HOLDING OF A SHAREHOLDERS' GENERAL MEETING

     ARTICLE 13

     A shareholders' meeting shall be held at the address of the Company or any other addresses as required by the Articles of Association.

     ARTICLE 14

     A shareholder may attend and vote at the shareholders' meeting in person or appoint one or more persons as proxy to attend and vote thereat on his behalf (such person need not be a shareholder of the Company). A shareholder shall bring his securities account card, identity card or any other valid document or proof of identity when he attends the meeting. A proxy shall bring an instrument appointing him as proxy and his identity document when he attends the meeting. A proxy may exercise the following rights according to the instruction of his appointer:

     (1)  to speak at a shareholders' general meeting;

                                    APPENDIX

     (2)  to demand a poll by himself or with others;

     (3) to vote by show of hands or on a poll provided that if a shareholder appoints more than one proxy, his proxies may only exercise the voting right when the vote is taken by way of poll.

     The Board, independent directors and shareholders who have fulfilled certain requirements may collect votes to be cast at a shareholders' general meeting from shareholders.

     ARTICLE 15

     An instrument appointing a proxy shall be deposited at the address of the Company or any other addresses specified in the notice convening the meeting 24 hours before the time for holding the meeting or the time for voting. If an instrument appointing a proxy is signed by an attorney authorized by an appointer, the relevant power of attorney or any other authority shall be notarized. The power of attorney or other authority so notarized together with the instrument appointing a proxy shall be deposited at the address of the Company or any other addresses specified in the notice convening the meeting.

     If an appointer is a legal person, its legal representative or any other person authorized by its Board or by other decision making organs may attend a shareholders' general meeting on behalf of such appointer.

     ARTICLE 16

     A shareholders' general meeting shall be chaired by the chairman of the Board. If the chairman of the Board is unable to or fails to perform his duties, the Board may appoint a director to convene and chair a shareholders' general meeting on behalf of the chairman of the Board. If no chairman of a meeting is appointed, shareholders present at the meeting may choose one person to be a chairman of the meeting. If no chairman of the meeting is elected by shareholders for any reason, the shareholder present at the meeting (including his proxy) holding the largest number of voting shares shall be the chairman of such meeting.

     ARTICLE 17

     All directors and supervisors and the secretary to the Board shall attend and other senior management of the Company shall sit in on a shareholders' meeting.

                                    APPENDIX

     ARTICLE 18

     The Board and the Supervisory Committee shall report works performed in previous year to shareholders at an annual general meeting. Independent directors of the Company shall also report at the meeting.

     ARTICLE 19

     Matters resolved at a shareholders' general meeting shall be recorded in the minutes. The minutes shall be signed by directors present at the meeting and shall contain the followings:

     (1) the number of voting shares present at a shareholders' general meeting and its percentage to the total number of shares of the Company;

     (2)  the date and venue of a meeting;

     (3)  the name of the chairman of a meeting and agenda of the meeting;

     (4) with respect to each of the matters considered at a meeting, key points of speech of attendants who have spoken at the meeting;

     (5)  voting results of each resolution;

     (6) questions and advice from shareholders and replies or explanations by the Board or the Supervisory Committee;

     (7)  name of the lawyer, teller and scrutineer;

     (8) any other matters considered by shareholders necessary to be recorded in the minutes or as required by the Articles of Association.

     Minutes of a meeting together with instruments appointing proxies and a signature register signed by shareholders present at a meeting shall be kept at the legal address of the Company for not less than 10 years.

     ARTICLE 20

     Copies of minutes of Board meetings are available for inspection by shareholders free of charge during normal office hours of the Company. Upon request of shareholders, the Company shall send copies of the minutes to the shareholder within 7 days after receipt of reasonable fees.

                                    APPENDIX

     SECTION 3 -- VOTE AT AND RESOLUTION OF SHAREHOLDERS' MEETING

     ARTICLE 21

     With respect to a vote taken at a shareholders' meeting, a shareholder (including his proxy) shall exercise his voting rights according to the number of voting shares held by him. Each share shall have one vote. No voting right is attached to shares held by the Company.

     Where a poll is demanded, a shareholder (including proxy) who has two or more votes need not cast all the votes in the same way.

     Where a connected transaction is considered at a shareholders' meeting, a shareholder who is a connected party shall abstain from voting and the voting shares represented by him may not be counted into the total valid voting shares. An announcement regarding the shareholders' resolution shall make adequate disclosure of the votes cast by shareholders who are not connected parties.

     ARTICLE 22

     A vote at a shareholders' meeting is usually taken by show of hands unless a poll is demanded by:

     (1)  the chairman of the meeting;

     (2)  at least two shareholders or proxy with voting rights;

     (3) a shareholder or a group of shareholders (including proxy) present at the meeting holding 10% or more voting shares, whether individually or jointly.

     ARTICLE 23

     All proposed resolutions shall be voted separately at a shareholders' meeting. If more than one resolution is proposed regarding the same matter, all such resolutions shall be voted in an ascending chronological order according to the time the resolutions are proposed. Unless a shareholders' general meeting is terminated by special reasons such as force majeure or unless no decision is made thereat, no resolution will be put on hold or will not be voted at the meeting.

                                    APPENDIX

     ARTICLE 24

     A shareholder present at a shareholders' general meeting (including proxy) shall indicate his voting intention whether he would vote for or against those matters which are put to the vote. No blank votes and abstention votes will be counted as valid votes for the purpose of votes counting.

     ARTICLE 25

     A shareholders' general meeting shall consider a proposed resolution without modification. If any modification is made, the proposed resolution shall be deemed as a new proposed resolution and may not be put to the vote at such meeting.

     ARTICLE 26

     Separate voting shall be conducted for resolution regarding the election of each director or supervisor of the Company at the shareholders' general meeting.

     ARTICLE 27

     On an equality of votes for and against a resolution, whether on a show of hands or by poll, the chairman of the meeting shall be entitled to an additional vote.

     ARTICLE 28

     The chairman of the meeting shall determine whether a resolution is passed or not, his decision shall be final and conclusive, and shall be announced at the meeting and recorded in the minutes of the meeting.

     ARTICLE 29

     If the chairman of the meeting is in any doubt as to the resolution proposed, he may demand a count of votes. If the chairman has not demanded a count of votes and the shareholders or their proxies present at the meeting are in doubt as to the results announced by the chairman of the meeting, the shareholders or their proxies are entitled to demand forthwith a count of votes after the announcement of the results upon which the chairman of the meeting shall count the votes forthwith. If a count of vote is conducted at the shareholders' general meeting, the results shall be recorded in the minutes.

                                    APPENDIX

     ARTICLE 30

     The Company shall consult legal advisers for legal opinions on the following matters and publish announcement upon convening of shareholders' general meeting:

     (1) whether the convening of the meeting and the procedures to convene the meeting are in compliance with the requirements under the laws, administrative regulations, these Rules and the Articles of Association of the Company;

     (2) whether the qualification of persons attending the meeting and the qualification of the convener are legal and valid;

     (3)  whether the procedures and result of voting are legal and valid;

     (4)  to provide legal opinion on other issues upon request of the Company.

     ARTICLE 31

     Resolutions of a shareholders' general meeting are categorised as ordinary resolutions and special resolutions.

     An ordinary resolution proposed at a shareholders' general meeting shall be passed by more than 50% of the voting rights held by shareholders (including their proxies) present at the meeting.

     A special resolution proposed at the shareholders' general meeting shall be passed by more than two-thirds of the voting rights held by shareholders (including their proxies) present at the meeting.

     ARTICLE 32

     The following matters shall be approved by ordinary resolutions at shareholders' general meeting:

     (1)  The work reports of the Board and the Supervisory Committee;

     (2) The proposals drafted by the Board for distribution of profits and for making up losses;

     (3) The appointment and removal of members of the Board and the Supervisory Committee, their remuneration and payment methods;

     (4)  The financial budget and final accounts of the Company;

                                    APPENDIX

     (5) Any matters other than those required to be approved by way of special resolutions under the laws, administrative regulations or the Articles of Association of the Company.

     ARTICLE 33

     The following matters shall be approved by special resolutions at shareholders' general meeting:

     (1) Increase or reduction of the share capital, the issue of any class of shares, warrants and other similar securities of the Company;

     (2)  Issue of bonds of the Company;

     (3)  Spin-off, mergers, dissolution and liquidation of the Company;

     (4)  Amendments to the Articles of Association;

     (5)  Change of business form of the Company;

     (6) Purchase or disposal of material assets or amount of guarantee given within one year exceeds 30% of the latest audited total assets of the Company;

     (7) Any other matters resolved by ordinary resolution at the general meeting considered to have material effects on the Company and should be approved by special resolutions.

     CHAPTER 4 -- SUPPLEMENTARY PROVISIONS

     ARTICLE 34

     These Rules are formulated by the Board of the Company. These Rules shall become effective and may be amended subject to approval of shareholders at a shareholders' general meeting. Upon approval of the Rules, the existing Rules Governing the Shareholders' Meeting (Trial) shall be abolished. Requirements governing shareholders' meeting shall be implemented according to the Articles of Association.

     ARTICLE 35

     These Rules are interpreted by the Board.

                                    APPENDIX

     ARTICLE 36

     In the event of any matter not provided herein or any inconsistency with laws (such as the Company Law), administrative regulations, other governing documents or the Articles of Association, the laws (such as the Company
     Law), administrative regulations, other governing documents and the Articles of Association. The implementation of these Rules shall not affect the principles the Company shall adhere to and obligations the Company shall perform according to the rules, regulations and guideline formulated and implemented as required by the regulatory authorities of the place where the securities of the Company are listed.

                                    APPENDIX

(C)  RULES OF PROCEDURES OF MEETING OF THE BOARD OF DIRECTORS

     CHAPTER 1 GENERAL

     ARTICLE 1

     To regulate the order and procedures of the Board of Directors of Guangshen Railway Company Limited (hereinafter referred to as the COMPANY) and to ensure its due exercise of powers and performance of functions and obligations according to law, the Company formulates these Rules in accordance with the Company Law of the People's Republic of China, regulations governing the overseas listing such as the Mandatory Provisions for the Articles of Association of Companies Listed Overseas and the Code of Corporate Governance for Listed Companies, and the Articles of Association of Guangshen Railway Company Limited (hereinafter referred to as the ARTICLES OF ASSOCIATION).

     ARTICLE 2

     The Board is the decision making organ of the Company and represents the Company in respect of external affairs. It shall be accountable to the shareholders' general meeting.

     CHAPTER 2 COMPOSITION OF THE BOARD

     ARTICLE 3

     The Board of the Company is composed of 9 members and shall have 1 chairman. The number of directors concurrently holding office of management of the Company may not exceed 1/3 of the total number of directors.

     ARTICLE 4

     Directors shall be elected and replaced by shareholders at a shareholders' general meeting. Each director has a term of three years and is eligible for re-election upon expiry of the term. The chairman of the Board shall be elected or removed by more than half of the number of directors. The chairman has a term of three years and is eligible for re-election upon expiry of the term. If, upon expiry of the term of existing directors, no new director is elected by shareholders at a shareholders' general meeting, the existing directors shall continue to perform their duties until new directors are elected.

                                    APPENDIX

     ARTICLE 5

     In the event of casual vacancy, a shareholders' general meeting shall be promptly held to elect a person to be a director to fill such vacancy.

     CHAPTER 3 FUNCTIONS OF THE BOARD

     ARTICLE 6

     According to the Articles of Association, the Board shall perform the following functions according to laws:

     (1) to convene shareholders' general meeting and report its work at the meeting.

     (2)  to implement shareholders' resolutions.

     (3) to determine the operation plan and investment proposal of the Company.

     (4)  to formulate the financial budget and final accounts of the Company.

     (5) to formulate the profit allocation proposal and proposal for making up losses.

     (6)  to formulate any increase or decrease in registered capital.

     (7)  to propose merger, spin off or dissolution of the Company.

     (8) to propose the establishment of specialized committees such as strategic committee, audit committee, nomination committee, remuneration committee and assessment committee.

     (9)  to determine the establishment of internal management organization.

     (10) to appoint or dismiss the general manager of the Company; to appoint the deputy general manager and other senior management according to nomination by the general manager and to dismiss the same and to determine their remuneration; to appoint or remove managers of a wholly-owned subsidiaries of the Company and to nominate directors, supervisors and financial personnel of the holding company of or companies invested by the Company.

     (11) to formulate management system of the Company.

     (12) to review the financial and interim results of the Company and to make external announcement and disclosure of important information.

                                    APPENDIX

     (13) to propose amendments to the Articles of Association.

     (14) to exercise such powers and functions as conferred by the Articles of Association and the shareholders' general meeting.

     CHAPTER 4 CHAIRMAN OF THE BOARD

     ARTICLE 7

     The chairman of the Board is the legal representative of the Company. He shall exercise the following powers and functions:

     (1) to chair shareholders' general meeting; to convene and chair meetings of the Board and lead the day-to-day operation of the Board.

     (2) to exercise certain powers and functions of the Board under authorization of the Board during the adjournment.

     (3)  to monitor the implementation of resolutions of the Board.

     (4) to sign share certificate, bonds, material contracts and other important documents of the Company.

     (5)  to approve the utilization of the funds of the Board.

     (6) to sign power of attorney in favor of the general manager or other personnel of the Company depending the operation requirements of the Company.

     (7) to sign documents relating to appointment and dismissal of managers of companies wholly-owned by the Company according to the decision of the Board; to sign documents relating to appointment and dismissal of personnel of secretariat of the Board.

     (8) to nominate directors and supervisors of holdings company or companies invested by the Company.

     (9) in the case of emergency such as war or severe natural disaster, to exercise special discretion and disposal rights with respect to affairs of the Company in compliance with the laws and in the interests of the Company and to report the same thereafter at a Board meeting and a shareholders' general meeting.

     (10) to exercise such powers and functions as conferred by the Board or the Articles of Association.

                                    APPENDIX

     If the chairman of the Board fails to perform his powers and functions, he may appoint another director to do so on his behalf.

     CHAPTER 5 STRUCTURE OF THE BOARD

     ARTICLE 8

     The Board shall have a secretary who shall possess necessary professional knowledge and experience and shall be accountable to the Board. The Board shall set up a secretariat which shall assist the secretary in day-to-day operation of the Board. The secretary to the Board may also be the person-in-charge of the secretariat.

     ARTICLE 9

     The Board may establish its specialized committee such as strategic committee, audit committee, nomination committee and remuneration committee according to shareholders' resolution. All specialized committees shall be accountable to the Board. Specialized committee shall conduct study on specific matters according to the arrangement of the Board and the chairman of the Board and advice of the general manager and shall submit opinion and proposal to the Board for reference.

     Specialised committee may engage an intermediate institution to provide professional advice. Fees reasonably incurred shall be borne by the Company.

     ARTICLE 10

     Members of specialised committee shall be directors of the Company. The majority of members of audit committee, nomination committee and remuneration committee shall be independent directors. These committees shall also be chaired by an independent director. An audit committee shall include at least one independent director who must be an accounting professional recognized by the relevant regulatory authority.

     CHAPTER 6 MEETING OF THE BOARD

     ARTICLE 11

     Meetings of the Board include regular meetings and extraordinary meetings. The Board shall convene at least four regular meetings every year and once every quarter.

                                    APPENDIX

     ARTICLE 12

     The Board shall convene an extraordinary meeting upon occurrence of any of the followings:

     (1) upon request of shareholders representing more than 1/10 of the voting rights.

     (2)  upon request of more than 1/3 members of the Board.

     (3)  as and when the chairman of the Board thinks necessary.

     (4)  upon request of the Supervisory Committee.

     (5)  upon request of more than 1/2 independent directors.

     (6)  upon request of the general manager of the Company.

     (7)  upon request of the securities regulatory department.

     (8)  any other circumstances set out in the Articles of Association.

     The chairman of the Board shall convene and chair an extraordinary meeting within 10 days upon request.

     ARTICLE 13

     Meetings of the Board shall be convened and chaired by the chairman of the Board. If the chairman of the Board is unable to or fails to perform his function, a director shall be elected by more than half of the members of the Board to convene and chair such meeting.

     ARTICLE 14

     Notice of meetings of the Board shall be given in the following manner:

     (1) No notice of meeting is required if the time and venue of the regular meetings have been fixed by the Board in advance.

     (2) If no time and venue is fixed in advance by the Board, the chairman of the Board shall notify all directors of the time and venue of the meeting by telex, telegram, fax, speed post, registered mail or personal delivery. Notice of regular meeting of the Board shall be given at least 14 days prior to the meeting. Notice of extraordinary meeting of the Board shall be given as soon as possible within a reasonable period of time.

                                    APPENDIX

     (3) Notice shall be written in Chinese, with an English version when necessary, together with the agenda of the meeting. Directors may waive the rights to receive notice of the Board.

     ARTICLE 15

     A written notice of a meeting shall at least contain the following information:

     (1)  time and venue of the meeting;

     (2)  the way the meeting is conducted;

     (3)  matters to be discussed (proposed resolution);

     (4) name of the convenor and the chairman of such meeting, and the person who proposes such meeting together with his written proposal;

     (5)  all meeting materials necessary for directors to vote;

     (6) any requirement that a director must attend the meeting in person or appoint another director to attend the same on his behalf;

     (7)  name of the contact person and his contact method.

     Any verbal notice of meeting shall at least contain (1) and (2) above and reasons to convene extraordinary meeting in case of urgency.

     If a director present at a meeting did not receive any notice of the meeting but does not raise any objection prior to or at such meeting, he shall be deemed to have received the notice of such meeting.

     ARTICLE 16

     If, after a notice of a regular meeting of the Board is given in writing, there is any change to the time and venue of the meeting or there is further matter to be considered or matters to be considered are modified or cancelled, a written notice for such purpose shall be given 3 day prior to the scheduled date of the meeting stating such changes and providing details of and materials relating to any new matters. If the notice period is less than 3 days, the meeting shall be postponed accordingly, or may be convened as scheduled with consent of all directors present at such meeting.

                                    APPENDIX

     If, after a written notice of an extraordinary meeting of the Board is given, there is any change to the time and venue of the meeting or any matter to be considered at the meeting has to be added, modified or cancelled, consent must be obtained from all directors present at such meeting and any such changes shall be properly recorded.

     ARTICLE 17

     Meetings of the Board shall be convened only when more than half of the members of the Board are present. If a director refuses to attend or neglects the meeting and no quorum is formed, the chairman of and the secretary to the Board shall promptly report the same to the regulatory department.

     ARTICLE 18

     Directors shall in principle attend meetings of the Board in person. If a director fails to attend the meeting with reason, he shall review the meeting materials in advance to formulate opinion and shall appoint another director in writing to attend the meeting on his behalf.

     The instrument appointing proxy shall contain the followings:

     (1)  name of the appointer and the director being appointed.

     (2) summary of the view of the appointer on each matters to be considered at the meeting.

     (3)  scope of authorization and indication of voting intention.

     (4)  date and signature of the appointer.

     ARTICLE 19

     Appointment proxy shall be made according to the following principles:

     (1) where connected transaction is considered at the meeting, a non-connected director may not appoint any connected director to attend the meeting on his behalf; and a connected director may not accept such appointment;

     (2) independent directors may not appoint any non-independent director to attend the meeting on his behalf and a non-independent directors may not accept such appointment;

                                    APPENDIX

     (3) directors may not appoint another director to attend the meeting on his behalf without giving his view and voting intention on matters to be considered at the meeting and directors being appointed may not accept such appointment.

     (4) a director may not act as proxy for more than 2 directors; and a director may not appoint any director who already acts as proxy for more than 2 directors as his proxy to attend the meeting on his behalf.

     ARTICLE 20

     Directors being proxy of another director shall exercise the rights of his appointer within the scope of authorization. A director who fails to attend a meeting and fails to appoint a proxy shall be deemed to have abstained from voting at such meeting.

     If an independent director fails to attend three consecutive meetings in person, the Board may propose shareholders to remove such director at a shareholders' general meeting. A director who fails to attend two consecutive meetings in person and fails to appoint a proxy shall be deemed to have failed in performing his duties and the Board shall propose shareholders to remove such director at a shareholders' general meeting.

     ARTICLE 21

     Board meetings shall be in principle conducted in person. Where necessary, with consent of a convenor (chairman of such meeting) and the person who proposes the meeting, board meetings may be conducted by video conference, telephone, fax or email provided that all directors are given chance to fully express their views. Board meetings may be conducted in person and concurrently by other communication means.

     With respect to matters to be resolved at an extraordinary meeting, a resolution shall be valid and effective if its details have been given to all directors in writing and the number of directors signing and approving such resolution meets the number of directors required.

     Where a meeting is not conducted in person, directors are counted as present at the meeting if he attends the meeting by video conference or expresses views in the meeting by telephone conference, or his vote in writing by fax or email is duly received within the required period, or he submits confirmation in writing afterwards showing his participation in the meeting.

     ARTICLE 22

     A resolution of the Board shall be passed by more than half of all directors entitled to vote at the meeting. Where required by laws, administrative regulations, other governing documents or the Articles of Association, a resolution of the Board shall be passed by more than 2/3 of the directors entitled to vote at the meeting.

                                    APPENDIX

     ARTICLE 23

     A vote at the Board meeting would be taken by show of hands and open ballot. Each director shall have one vote.

     Directors may select to vote for or against or abstain from voting. Directors present at the meeting shall indicate voting intention by selecting one of the three options. If a director fails to indicate any intention or select more than one option, the chairman of the meeting shall request the director to cast his vote again. If such director refuses to do so, he shall be deemed to have abstained from voting. A director who has left the meeting venue before casting his vote shall be deemed to have abstained from voting.

     If a director is interested in any matters to be resolved, he is required to abstain from voting on such resolution.

     ARTICLE 24

     Matters resolved at a meeting of the Board shall be recorded in minutes and directors present at such meeting and the person who prepares the minutes shall sign the minutes. Minutes shall contain the followings:

     (1) session, time and venue of the meeting and the way the meeting is conducted;

     (2)  dispatch of the notice of the meeting;

     (3)  name of the conveneor and chairman of the meeting;

     (4)  directors present at the meeting in person and by proxy;

     (5) resolutions considered at the meeting, summary of the speech by each director at the meeting in respect of the relevant matter and his voting intention;

     (6) voting method and its results of each resolution (please specify the number of votes for, again or abstained);

     (7) any other matters considered by directors present at the meeting necessary to be recorded in the minutes.

     Minutes of each meeting shall be prepared and given to all directors for review as soon as possible. A director who has any comment on the minutes shall submit his comments in writing to the chairman of the Board within three working days after receipt of the minutes. A complete copy of the minutes shall be given to all directors as soon as possible.

                                    APPENDIX

     ARTICLE 25

     A director present at a meeting shall sign and confirm the minutes of the meeting for himself and for and on behalf of the director appointing him as proxy. A director who disapproves to the minutes or the resolution may make a written statement upon signing. Where necessary, he shall report the same to the regulatory department on a timely basis and he may also make a public declaration.

     If a director fails to sign and confirm the minutes according to the paragraph above and does not make any written statement regarding his disagreement or report to the regulatory department or make any public declaration, he shall be deemed to have approved the minutes and the resolution.

     ARTICLE 26

     A director shall accept responsibility for resolutions passed by the Board. If a resolution of the Board violates any law, administrative regulation or the Articles of Association, directors participating in voting the resolution shall indemnify the Company against any material loss arising therefrom provided that a director who is confirmed to have voted against such resolution and recorded in the minutes shall have no liability for the same.

     ARTICLE 27

     Minutes shall be kept and maintained together with the proxy forms and the signature register signed by directors present at the meeting. Minutes shall be kept by the secretary to the Board.

     ARTICLE 28

     The Board shall inform supervisors and senior management of the Company such as deputy general manager who is not a director to sit in a Board meeting. Where the chairman of the meeting considers necessary, he may inform other relevant personnel to sit in the Board meeting.

     A personnel who sits in the meeting may express his view, raise questions or speak at the meeting but he is not entitled to vote.

     CHAPTER 7 RESOLUTIONS OF THE BOARD AND ITS IMPLEMENTATION

     ARTICLE 29

     Matters to be considered at a regular Board meeting shall be proposed by directors, the Supervisory Committee or the general manager of the Company.

                                    APPENDIX

     ARTICLE 30

     A centralized system applies to resolutions of the Board. A draft resolution of the Board shall be submitted to the secretariat of the Board in writing within a sufficient and reasonable period of time prior to the meeting. After a draft resolution is collected, selected and processed by the secretariat of the Board, the chairman of the Board shall determine whether it will become a formal resolution.

     Explanatory document, feasibility report and supporting materials relating to the draft resolution shall be submitted upon submission of the draft resolution to the secretariat.

     ARTICLE 31

     Where an extraordinary meeting of the Board is convened according to
     Article 8, a written proposal signed (or sealed) by a person proposing the meeting shall be submitted to the chairman of the Board directly or through the secretariat of the Board. The written proposal shall contain the followings:

     (1)  name of the person proposing the meeting.

     (2)  reasons or basis of facts of the proposal.

     (3) time, duration and venue of the proposed meeting and the way it is conducted.

     (4)  clear and definite proposal.

     (5)  date and contact of the person proposing the meeting.

     A subject matter of the proposal shall fall within the scope of authorization of the Board conferred by the Articles of Association. Materials relating to the proposal shall also be submitted.

     The secretariat of the Board shall, upon receipt, pass the written proposal and the relevant materials aforesaid mentioned to the chairman of the Board. If the chairman considers the proposal not definite or specific or the relevant material insufficient, he may request the person submitting the proposal to modify or provide supplementary material.

     ARTICLE 32

     A proposed resolution shall become a resolution of the Board after it has been passed at a Board meeting and shall be announced and implemented.

                                    APPENDIX

     ARTICLE 33

     A resolution of the Board shall be implemented by the relevant personnel of the Company such as the general manager of the Company. Implementation of the resolution shall be reported to the Board of the Company on a regular basis. The chairman of the Board or executive directors of the Company shall monitor and the Supervisory Committee of the Company shall supervise the implementation of Board resolutions.

     ARTICLE 34

     Documentation of Board meeting including notices and meeting materials, attendance book, instrument appointing proxy, votes, minutes signed and confirmed by directors present at the relevant meeting, and resolutions etc. shall be kept by the secretary to the Board.

     Meeting documentations shall be kept more than 10 years.

     CHAPTER 8 INFORMATION DISCLOSURE

     ARTICLE 35

     A Board resolution, once passed, shall be promptly reported to the relevant regulatory authorities of the place where shares of the Company are listed according to the requirements of such regulatory authorities and the securities regulatory requirements. Matters required to be disclosed together with Board resolutions shall be promptly, truly, accurately and completely disclosed.

     CHAPTER 9 SUPPLEMENTARY PROVISIONS

     ARTICLE 36

     In the event of any matter not provided herein or any inconsistency with laws, administrative regulations, other governing documents, the Articles of Association or the Rules of Procedures of General Meeting of Shareholders, the laws, administrative regulations, other governing documents, the Articles of Association and the Rules of Procedures of General Meeting of Shareholders shall prevail.

                                    APPENDIX

     ARTICLE 37

     These Rules are formulated by the Board of the Company. These Rules shall become effective and may be amended subject to approval of shareholders at a general meeting. Upon approval of the Rules, the existing Rules Governing the Work of Board (Trial) shall be abolished.

     ARTICLE 38

     These Rules are interpreted by the Board.

                                    APPENDIX

(D)  RULES OF PROCEDURES OF SUPERVISORY COMMITTEE MEETING

     CHAPTER 1 GENERAL

     ARTICLE 1

     To regulate the order and procedures of the Supervisory Committee of Guangshen Railway Company Limited (hereinafter referred to as the COMPANY) and to ensure its due exercise of powers and performance of functions and obligations according to law, the Company formulates these Rules in accordance with the Company Law of the People's Republic of China (hereinafter referred to as the COMPANY LAW), the Securities Law of the People's Republic of China (hereinafter referred to as the SECURITIES LAW) and the Articles of Association of Guangshen Railway Company Limited (hereinafter referred to as the ARTICLES OF ASSOCIATION).

     ARTICLE 2

     The Supervisory Committee is the supervisory organ established by the Company according to laws. It may exercise supervision rights according to laws so as to protect the legal rights and interests of the Company, its shareholders and employees.

     CHAPTER 2 COMPOSITION OF THE SUPERVISORY COMMITTEE

     ARTICLE 3

     The Supervisory Committee of the Company is composed of 7 supervisors and has 1 chairman. Each supervisor has a term of three years and is eligible for re-election upon expiry of the term. Supervisors are elected and replaced by shareholders at a shareholders' general meeting according to the relevant requirements. Two supervisors representing staff of the Company shall be elected or replaced by the employees through election. The chairman of the Supervisory Committee shall be elected or removed by two-thirds or more of all supervisors. The chairman of the Supervisory Committee has a term of three years and is eligible for re-election.

     ARTICLE 4

     Supervisors of the Company shall:

     (1) be able to protect the interests of the Company and its shareholders and the legal rights and interests of the employees of the Company;

     (2) adhere to principles and be upright and corruption-free, fair and just;

                                    APPENDIX

     (3) have relevant exposure and work experience making himself competent to be a supervisor;

     (4) meet the requirements set out in Article 133 of Chapter 14 of the Articles of Association;

     (5) not violate any laws, administrative regulations and the Articles of Association.

     ARTICLE 5

     Prior to the expiry of term, no supervisor may be removed by shareholders at a shareholders' general meeting without reason provided that a supervisor shall cease to be a supervisor in any of the following circumstances and such termination of office shall be ratified in a shareholders' general meeting:

     (1)  being retired;

     (2) being transferred away from the corporate shareholder of the Company or from the Company;

     (3)  being resigned;

     (4)  becoming unqualified as a supervisor.

     CHAPTER 3 FUNCTIONS OF THE SUPERVISORY COMMITTEE

     ARTICLE 6

     The Supervisory Committee shall be accountable to and report to shareholders at a general meeting and shall perform the following functions:

     (1)  to inspect the financial matters of the Company;

     (2) to supervise and monitor directors, general manager, deputy general managers and other senior management of the Company against any non-compliance with laws, administrative regulations, the Articles of Association or shareholders' resolutions in their course of duties;

     (3) to request directors, general manager, deputy general managers and other senior management to rectify any act committed by him which is prejudicial to the interests of the Company;

                                    APPENDIX

     (4) to propose to convene an extraordinary general meeting, to convene and chair a shareholders' general meeting and to propose resolutions at such meeting if the Board of Directors fails to do so in accordance with the Company Law and the Articles of Association;

     (5) to initiate litigation against directors, general managers, deputy general managers and other senior management in accordance with
          Article 152 of the Company Law;

     (6) to exercise other powers and functions as conferred by the Articles of Association and the shareholders' general meeting.

     ARTICLE 7

     Supervisors may sit in on meetings of the Board and raise questions or proposal in respect of matters resolved thereat.

     ARTICLE 8

     The chairman of the Supervisory Committee shall exercise the following powers and functions.

     (1)  to convene and chair meetings of the Supervisory Committee;

     (2) to monitor the implementation of resolutions of the Supervisory Committee;

     (3) to report to the shareholders at a shareholders' general meeting on behalf of the Supervisory Committee.

     ARTICLE 9

     Supervisors shall perform their duties in good faith and according to laws, administrative regulations and the Articles of Association. Supervisors shall be liable to the Company in respect of the following obligations and responsibilities.

     (1) If any director or the general manager commits any act which is prejudicial to the interests of the Company and fails to rectify the same upon request of the Supervisory Committee, the Supervisory Committee shall be obliged to report the same at a shareholders' general meeting or a Board meeting.

                                    APPENDIX

     (2) If the Supervisory Committee considers any resolution of the Board violating the Articles of Association and prejudicing the interests of shareholders and upon request of the Supervisory Committee the Board fails to reconsider and sustains the original resolution, the Supervisory Committee shall be obliged to report to all shareholders until an extraordinary general meeting is proposed to resolve the same.

     (3) Supervisor may not use his status and position within the Company to his personal advantage. He may not be engaged in any activity which competes with, or is prejudicial to the interests of, the Company. He may not concurrently hold any office of director or manager of any similar business. He may not use his functions to accept bribe or other illegal income, or appropriate any property of the Company, or divulge any secret of the Company.

     (4) Supervisors shall indemnify the Company against any damage arising from his breach of laws, administrative regulations or the Articles of Association in the course of duties.

     (5) Supervisor who fails to perform his supervisory function and incurs material loss to the interests of the Company, shareholders and employees shall be liable according to the relevant laws and regulations and be removed from office according to the required procedures.

     CHAPTER 4 MEETING OF THE SUPERVISORY COMMITTEE

     ARTICLE 10

     Meetings of the Supervisory Committee shall be convened and chaired by the chairman of the Supervisory Committee. If the chairman is unable to or fails to perform his function, more than half of the members of the Supervisory Committee may choose one member to convene and chair such meeting.

     ARTICLE 11

     The Supervisory Committee shall hold meeting twice a year and once every six months. An extraordinary general meeting shall be held within 10 days upon occurrence of any of the following:

     (1)  upon request of a supervisor;

     (2) a resolution which violates any laws, regulations, rules, any requirements of any supervisory departments, the Articles of Association, any other shareholders' resolutions and any other relevant requirements is passed by shareholders or the Board;

                                    APPENDIX

     (3) directors or the senior management commits any misconduct which may incur material damage to the Company or which may have adverse impact to the market;

     (4) any shareholder initiates any litigation against the Company or any director, supervisor or senior management of the Company;

     (5) securities regulatory departments impose penalty on the Company or any director, supervisor or senior management of the Company or the stock exchange in the PRC, Hong Kong and New York makes public censure against the Company or any director, supervisor or senior management of the Company;

     (6)  upon request of any securities regulatory departments;

     (7)  any other circumstances set out in the Articles of Association.

     ARTICLE 12

     The Supervisory Committee shall, under the leadership of its chairman, set up an office of the Supervisory Committee (the OFFICE). The head of audit department shall concurrently be the head of the Office. Audit department shall be responsible for the day-to-day operation of the Office.

     ARTICLE 13

     To convene a regular meeting or an extraordinary general meeting of the Supervisory Committee, the Office shall deliver, by personal delivery, fax, email or otherwise, a written notice with a chop of the Supervisory Committee to all supervisors 10 days and 5 days before such meeting respectively. Where such notice is sent other than personal delivery, the relevant supervisor shall be acknowledged by telephone and relevant record shall be made.

     In case of urgency and an extraordinary general meeting has to be called, it can be called by verbal notice or telephone provided that the convenor shall make a statement at such meeting.

     ARTICLE 14

     A written notice of a meeting shall at least contain the followings:

     (1)  time and venue of the meeting;

     (2)  matters to be discussed (proposed resolution);

                                    APPENDIX

     (3) name of the convenor and the chairman of such meeting, and the supervisor who proposes such meeting together with his written proposal;

     (4)  all meeting materials necessary for the supervisors to vote;

     (5)  name of the contact person and his contact method.

     Any verbal notice of meeting shall at least contain (1) and (2) above and reasons to convene extraordinary meeting in case of urgency.

     ARTICLE 15

     Meetings of the Supervisory Committee shall be conducted in person.

     In case of urgency, the Supervisory Committee may vote by correspondence provided that the convenor of such meeting (chairman of such meeting) shall explain the urgency to those supervisors present at the meeting. In the case of voting by correspondence, a supervisor shall sign and send his opinion and voting intention in respect of the matters considered in the meeting in writing to the Office by fax. A supervisor shall express his opinion or reason of voting in writing.

     ARTICLE 16

     Meetings of the Supervisory Committee shall be convened only when more than half of the members of the Supervisory Committee are present at the meeting. If a supervisor fails to attend the meeting in person with reasons, he may submit his written opinion or cast his vote in writing prior to the meeting or appoint a proxy to attend the same on his behalf in writing. Any supervisor who fails to attend the meeting without reason and fails to submit his written opinion or cast his vote in writing shall be deemed to have agreed to any resolution considered in the meeting. If any supervisor refuses to attend or neglects the meeting and no quorum is formed, other supervisors shall report the same to the regulatory department on a timely basis.

     ARTICLE 17

     Matters to be transacted at any meeting of the Supervisory Committee shall be determined by the chairman of the Supervisory Committee according to proposals submitted by the supervisors.

     ARTICLE 18

     Once matters to be transacted at a meeting of the Supervisory Committee are determined, the supervisor in charge and the Office shall, after studying and reviewing, formulate and send their opinion on and proposal relating to those matters to all supervisors.

                                    APPENDIX

     ARTICLE 19

     Each supervisor shall have one vote. A vote would be taken by show of hands and open ballot.

     Supervisors may select to vote for or against or abstain from voting. Supervisors present at the meeting shall indicate voting intention by selecting one of the three options. If a supervisor fails to indicate any intention or select more than one option, the chairman of the meeting shall request the supervisor to cast his vote again. If such supervisor refuses to do so, he shall be deemed to have abstained from voting. A supervisor who has left the meeting venue before casting his vote shall be deemed to have abstained from voting.

     Resolutions of the Supervisory Committee shall be passed by two-thirds or more of all members of the Supervisory Committee. Resolutions required to notify the Company shall be signed and notified to the Company by the chairman of the Supervisory Committee.

     ARTICLE 20

     Matters resolved at a meeting of the Supervisory Committee shall be recorded in minutes. Minutes shall contain the followings:

     (1) session, time and venue of the meeting and the way the meeting is conducted;

     (2)  dispatch of the notice of the meeting;

     (3)  name of the conveneor and chairman of the meeting;

     (4)  attendance of the meeting;

     (5) resolutions considered at the meeting, summary of the speech by each supervisor at the meeting in respect of the relevant matter and his voting intention;

     (6) voting method and its results of each resolution (please specify the number of votes for, again or abstained);

     (7) any other matters considered by the supervisors present at the meeting necessary to be recorded in the minutes.

     If the meeting of the Supervisory Committee is convened by correspondence, the supervisor in charge and the Office shall prepare minutes for the same in accordance with the above requirements.

                                    APPENDIX

     ARTICLE 21

     Minutes shall be kept and maintained together with the instruments appointing proxies and the signature register present at the meeting. Minutes shall be kept by such person designated by the Supervisory Committee and for not less than 10 years.

     ARTICLE 22

     Supervisors shall accept responsibility for resolutions passed by the Supervisory Committee. If any resolution of the Supervisory Committee violates any law, administrative regulation or the Articles of Association, supervisors participating in voting the resolution shall indemnify the Company against any material loss arising therefrom provided that any supervisor who has voted against such resolution and has been recorded in the minutes shall have no liability for the same.

     ARTICLE 23

     Resolutions of the Supervisory Committee shall be implemented by the supervisor in charge and the Office. Implementation of resolutions shall be reported to the Supervisory Committee on a regular basis.

     ARTICLE 24

     All units (departments) of the Company shall provide, and may not refuse, avoid or obstruct the provision of assistance to supervisors in the course of their duties.

     ARTICLE 25

     The Company shall provide the supervisors with such working conditions necessary for them to perform duties. Costs reasonably incurred in connection with the engagement of professional parties such as lawyers or certified public accountants by the Supervisory Committee in the course of duties shall be borne by the Company.

                                    APPENDIX

     CHAPTER 5 SUPPLEMENTARY PROVISIONS

     ARTICLE 26

     In the event of any matter not provided herein or any inconsistency with laws, administrative regulations, other governing documents, the Articles of Association or the Rules of Procedures of General Meeting of Shareholders, the laws, administrative regulations, other governing documents, the Articles of Association and the Rules of Procedures of General Meeting of Shareholders shall prevail.

     ARTICLE 27

     These Rules are formulated by the Supervisory Committee of the Company. These Rules shall become effective and may be amended subject to approval of shareholders at a general meeting. Upon approval of the Rules, the existing Rules Governing the Work of Supervisory Committee (Trial) shall be abolished.

     ARTICLE 28

     These Rules are interpreted by the Supervisory Committee.

                                    APPENDIX

(E)  INVESTMENT MANAGEMENT POLICY

     CHAPTER 1 GENERAL PRINCIPLES

     ARTICLE 1

     In accordance with the Company Law of the People's Republic of China (the "PRC"), the relevant laws and regulations of the PRC and the Articles of Association of the Company (the "ARTICLES OF ASSOCIATION"), this Management Policy is formulated hereby for the purposes of putting into place a modernized corporate structure with clear division between rights and obligations, to use management philosophies, and to regulate investment activities by Guangshen Railway Company Limited (the "COMPANY") and the enhancement of investment efficiency.

     ARTICLE 2

     In the course of its Investments, the Company shall follow the principles of standardization, scientific approaches, outstanding quality and high efficiency. It shall also comply with the industry policies of the PRC and the relevant laws and regulations of the PRC regarding investment management, the technical policies and technical standards of the railway industry, the planning of railway network expansion, and the operating and expansion strategies of the Company.

     ARTICLE 3

     Investments by the Company are subject to a multi-level decision making mechanism consisting of the shareholders' meeting, the board of directors and the management of the Company. Wholly-owned subsidiaries are not allowed to make unauthorized investments in external entities. Investments by companies held by the Company are subject to reporting to the Company.

     ARTICLE 4

     The supervisors committee and the audit committee under the board of directors of the Company are responsible for the supervision of the decision making and implementation of investment projects of the Company.

     CHAPTER 2 CATEGORIES OF INVESTMENT

     ARTICLE 5

     Investments may be categorized as: project investments, investments in external equity interests, securities investments and venture investments.

                                    APPENDIX

     (1)  Project investments

          These refer to investments by the Company (as investor) and capital contribution in which is mainly in cash for the expansion of existing projects of the Company or the construction of new projects, including infrastructure projects, upgrading and rebuilding projects, acquisition of fixed assets, diversification of operation and development, and etc.

     (2)  Investments in external equity interests

          These refer to investments by the Company together with other legal persons and/or natural persons (as investors) for the establishment of new companies, the acquisition of equity interests held by other legal persons and/or natural persons (also as investors) or any capital increase made relating to other entities so that the Company may be engaged in the business conducted by such other entities, provided that the investments in external equity interests referred to herein do not cover venture investments referred to in item (4) under this Article.

     (3)  Securities investments

          These refer to investments by the Company through dealing in stocks, funds, national debts, corporate bonds and other derivative financial products listed and traded on certain stock exchanges.

     (4)  Venture investments

          These refer to investments of venture funds by the Company in unlisted and emerging companies (mainly high-tech companies) which are newly set up or experiencing rapid growth. Exposed to investment risks, the Company provides long term equity investment and value-added services to such investee companies, and that high investment return is obtained through subsequent back-out of venture investments by means of listing, mergers and acquisitions or transfers of equity interests otherwise.

     Unless otherwise provided by law, the Company shall not allow itself in becoming an investor burdened with joint and several liabilities for the indebtedness of the investee companies.

                                    APPENDIX

     CHAPTER 3 AUTHORITY TO APPROVE INVESTMENTS

     ARTICLE 6 -- APPROVAL MECHANISM ON CATEGORY AND LEVEL BASIS

     (1) Project investments. Where the investment amount represents over 30% (inclusive of 30%) of the latest audited net assets of the Company, such investment shall be subject to the review and approval at the shareholders' meeting. Where the investment amount represents over 0.5% but less than 30% of the latest audited net assets of the Company, such investment shall be subject to the review and approval at the board meeting. Where the investment amount represents less than 0.5% (inclusive of 0.5%) but over 0.2% of the latest audited net assets of the Company, such investment shall be subject to the review and approval of the chairman of the board. Where the investment amount represents less than 0.2% (inclusive of 0.2%) of the latest audited net assets of the Company, such investment shall be subject to the review and approval of the general manager.

     (2) Investments in external equity interests, securities investments and venture investments. Where the separate investment amount or the estimated aggregate investment amount in a period of 12 consecutive months represents over 10% or 20%, respectively, of the latest audited net assets of the Company, such investment shall be subject to the review and approval at the shareholder's meeting. Where the separate investment amount or the estimated aggregate investment amount in a period of 12 consecutive months represents less than 10% (inclusive of 10%) or less than 20% (inclusive of 20%), respectively, of the latest audited net assets of the Company, such investment shall be subject to the review and approval at the board meeting. Any investment which has complied with the approval procedures at the shareholders' meeting shall be excluded from the calculation of any aggregate investment amount.

     ARTICLE 7 -- APPROVAL AND VERIFICATION PROCEDURES FOR TRANSPORT AND PRODUCTION PROJECTS

     Pursuant to the regulations and requirements of the PRC and the Ministry of Railway, and subject to the determination, review, investigation and confirmation by the Company, project investments in the infrastructure construction for transport and production segments the investment amount of which exceeds 50 million yuan, shall be submitted to the competent authority of the industry and the relevant government department for approval in accordance with existing procedures.

                                    APPENDIX

     CHAPTER 4 PROCEDURES FOR DETERMINATION OF INVESTMENTS

     ARTICLE 8

     Procedures for the determination of project investments are as follows:

     (1) A written application (accompanied with a project proposal or feasibility study report) shall be submitted to the Company by the entity or department responsible for such project investment.

     (2) The Company designates the entity (or department) responsible for such project investment to perform feasibility study, or commissions a qualified research institute to carry out such feasibility study.

     (3) The general manager of the Company supervises the review and investigation on such project investment and comments accordingly. Investment decision shall be made pursuant to Article 6(1) under this Management Policy.

     ARTICLE 9

     Procedures for the determination of investments in external equity interests, securities investments and venture investment are as follows:

     (1) Submission of investment project proposals. Investment proposals of the Company may be submitted by the following parties (persons): the board of directors, the supervisors committee, the management, other senior management staff, and the relevant entity (or department) of the Company.

     (2) The general manager of the Company organizes the study of such investment project proposal. In the event potential projects are identified, the Company will designate a project investment entity (or department) to carry out feasibility study, or commission a qualified research institute to carry out and produce such feasibility study.

     (3) The general manager of the Company will organize and review such feasibility study report.

     (4) To implement investment decisions pursuant to Article 6(2) under this Management Policy.

                                    APPENDIX

     ARTICLE 10

     Procedures for the determination of diversification of operation and development are as follows:

     (1) Investment proposal shall be submitted by the managerial department regarding such diversification of operation and development or the entity engaged in diversified undertakings.

     (2) A sub-division of the Company will organize the study on the investment projects and carry out the feasibility study. Comparable proposal(s) may be produced.

     (3) The general manager of the Company will organize, study and review the feasibility study of the investment project and formulate the investment proposal accordingly.

     (4) To implement investment decisions pursuant to Article 6 under this Management Policy.

     ARTICLE 11

     Where investment projects are determined by the board of directors, the general manager of the Company shall be responsible for organizing consultation with and confirmation by the relevant entity (or department) and expert organizations. Upon review at the working meeting of the general manager's office and passed thereby, and also the submission to the board of directors, such project shall be reviewed and determined by the board of directors after review by the audit committee under the board. Where projects are subject to the determination of the chairman of the board, such projects shall be determined by the chairman with reference to the comments from the general manager's office, the expert opinions and the feasibility study report. Where investment projects are subject to the determination by the general manager, such projects shall be determined at the working meeting of the general manager's office with reference to the feasibility study report or the proposal reviewed by the relevant entity (or department).

                                    APPENDIX

     CHAPTER 5 INVESTMENT MANAGEMENT

     ARTICLE 12

     Budget management for investment projects are as follows:

     (1) For budgets relating to infrastructure projects, upgrading and rebuilding projects, acquisition of fixed assets, diversification of operation and development, and etc of the Company, budget management shall be centralized by the budget control department and a yearly investment budget shall be prepared accordingly.

     (2) Budgeted project investments which are subject to approval and determination on individual basis shall comply with the corresponding authority for approval and review and the determination procedures, depending on the nature (category) and regulatory requirements relating thereto.

     (3) The relevant department designated by the Company shall be responsible for the feasibility study report, proceeds management and decision making procedures relating to the budgeting of investments in external equity interests, securities investments and venture investments.

     ARTICLE 13 -- IMPLEMENTATION OF INVESTMENT PROJECTS

     (1) Strict implementation of investment budgets. Entity (or department) which undertakes the investment projects shall not make unauthorized changes to the size, standards and investment budgets of such projects. Where changes are due to extraordinary circumstances, the relevant requirements shall be strictly complied with based on such changes and the relevant procedures must be followed.

     (2) The laws and regulations of the PRC and the Ministry of Railway on the administration of infrastructure must be strictly implemented. Upon approval, the project investments of the Company including the infrastructure projects, upgrading and rebuilding projects, acquisition of fixed assets, diversification of operation and development, and etc. shall be organized and implemented by the general manager. Various methods including undertaking of comprehensive investment responsibilities, invitation and negotiation for tenders, project-based legal persons responsibility system, contracting for venture securities, and etc may be used for the purpose of management and execution of contracts, determination of the rights and obligations of each party and penalties and awards, and the implementation of investment obligations. To ensure that the assets are genuine, the managerial department responsible for the organization and implementation

                                    APPENDIX

          of such projects must together with the finance and budget control departments, upon the intended usable status of such work-in-progress has been attained, comply with the procedures for the estimated recognition of fixed assets.

     (3) The organization and implementation of investments in external equity interests, securities investments and venture investments, and the determination of person in charge thereof and the formulation of specific methods of implementation shall be determined by the board of directors.

     ARTICLE 14 -- SUPERVISION AND ASSESSMENT OF PROJECTS

     (1) To put into place a reporting system for investment projects. Entity (or department) which undertakes the investment projects shall report to the general manager or the board of directors on the progress, quality, application of proceeds, purchase of equipment, analysis of future prospects and etc on a regular basis.

     (2) To put into place a control and monitor system for the progress of project execution. Monthly valuations, quarterly work inspections and yearly liquidations shall be strictly executed according to the work schedule. Prior to the final budgeting, inspection must be carried out strictly in accordance with the standard requirements and eventually, recognized as fixed assets.

     (3) To put into place a project evaluation system. Upon completion of the project, an evaluation on the size, standard, quality, construction period, application of proceeds, productivity, investment efficiency, and etc shall be conducted.

     (4) To put into place a project assessment system. Assessment on persons in charge of the projects shall be performed pursuant to contractual provisions and penalty or awards shall be imposed or given to such decision making department or persons in charge thereof with reference to the results of such assessments.

     ARTICLE 15

     The supervisors committee of the Company shall be responsible for the supervision of investment projects. The audit department shall be responsible for the auditing of the infrastructure investment projects of the Company.

                                    APPENDIX

     CHAPTER 6 ANNEX

     ARTICLE 16

     Any matter not exhausted under this Management Policy shall be implemented in accordance with the relevant laws and regulations, the listing rules of the stock exchange(s) in the jurisdiction(s) where the securities of the Company are listed, the Articles of Association, the Rules of Procedures of General Meeting of Shareholders and the Rules of Procedures of Meeting of the Board. In the event of inconsistency between the provisions under this Management Policy and the rules aforementioned, the requirements under such rules shall prevail.

     ARTICLE 17

     This Management Policy is subject to the interpretation of the budgeting and statistic department.

     ARTICLE 18

     This Management Policy shall be implemented upon review and approval at the shareholders' meeting.

                                    APPENDIX

(F)  RULES FOR THE IMPLEMENTATION OF CUMULATIVE VOTING ("IMPLEMENTATION RULES")

     CLAUSE 1

     In order to further improve the corporate governance structure and secure the complete exercise of interest by shareholders in accordance with the laws, these Implementation Rules are formulated in accordance with the Code of Corporate Governance for Listed Companies (CHINESE CHARACTERS), Certain Provisions on Strengthening the Protection of Rights and Interests of the General Public Shareholders (CHINESE CHARACTERS) and Articles of Association of Guangshen Railway Company Limited (CHINESE CHARACTERS) ("ARTICLES OF ASSOCIATION") and other relevant requirements.

     CLAUSE 2

     The "director" in these Implementation Rules includes independent director and non-independent director. The "supervisor" means supervisor who is elected at the shareholders' general meeting in accordance with the applicable laws and the Articles of Association. A supervisor from the employee representatives shall be elected or removed at the meetings of employee representatives of the Company and the relevant requirements of these Implementation Rules shall not be applicable for such election or removal.

     CLAUSE 3

     The "cumulative voting" in these Implementation Rules means that, if two or more directors or supervisors are elected at the shareholders' general meeting, the number of vote(s) available to an attending shareholder (including its proxy) for each share held by it is equal to the number of director or supervisor to be elected. A shareholder may cast its votes mainly on a particular candidate or it may spread its votes among a number of candidates.

     CLAUSE 4

     The number of director or supervisor being elected at the shareholders' general meeting and the structure shall comply with the applicable laws and the Articles of Association.

     CLAUSE 5

     If two or more directors or supervisors are elected at the shareholders' general meeting, the board of directors shall specify in the notice of shareholders' general meeting that the cumulative voting would be adopted in such election.

                                    APPENDIX

     CLAUSE 6

     Before making a poll at the shareholders' general meeting, the chairman of the meeting shall expressly inform the attending shareholders that the directors or supervisors are elected by way of the cumulative voting. The board of directors must prepare relevant ballot papers suitable for the cumulative voting, which contain instructions of the cumulative voting and the way of completion of ballot papers in their distinctive areas. Upon the request of attending shareholder, the secretary of the board of directors shall illustrate and explain how to conduct the cumulative voting and complete the ballot papers.

     CLAUSE 7

     Independent directors and non-independent directors shall be elected separately. For the election of each category of the directors, the number of votes entitled by each shareholder is equal to the total number of shares held by it multiples by the number of the directors to be elected for such category at the shareholders' general meeting. Those votes shall only be cast on candidates of such category.

     CLAUSE 8

     Upon the election of each category of the directors or supervisors, each shareholder may cast all its votes on a specific candidate of such category, or it may, at its own free will, spread its votes among a number of candidates. However, the number of candidates voted by a shareholder for such category shall not exceed the total number of the directors or supervisors to be elected for such category. If the number of candidates voted by a shareholder for such category exceeds the total number of the directors or supervisors to be elected for such category, the votes cast by such shareholder for such category of candidates shall be totally void.

     CLAUSE 9

     Upon the election of the directors or supervisors, a shareholder shall, at its own free will, mark a "X" or directly fill in the number of votes behind the name of candidates in any columns under "Agree", "Object" or "Abstain" on the ballot paper. If the shareholder marks a "X" and also fills in the number of votes when electing a director or supervisor, or marks a "X" or fills in the number of votes behind the name of candidates in more than one column under "Agree", "Object" or "Abstain" on the ballot paper, the votes cast by such shareholder for such category of candidates shall be totally void.

                                    APPENDIX

     CLAUSE 10

     Upon the election of each category of the directors or supervisors, if a ballot paper is deemed as valid, then the number of vote(s) for each "X" on such ballot paper is equal to the total number of votes for such category of the directors or supervisors divided by the number of "X".

     CLAUSE 11

     Upon the election of the directors or supervisors, if a shareholder directly fills in the number of votes, the total number of votes on all candidates cast by such shareholder shall not exceed the total number of votes held by it for the election of those candidates. If not, the votes cast by it for such category of candidates shall be totally void. If the total number of votes on all candidates cast by such shareholder is less than the total number of votes held by it for the election of those candidates, the outstanding votes shall be deemed as "abstain".

     CLAUSE 12

     Any ballot paper that is not completed, wrongly completed or illegible or unused shall be deemed as the giving up of voting rights on the part of the elector and its vote shall be counted as "abstain".

     CLAUSE 13

     PRINCIPLES FOR THE ELECTION OF DIRECTOR OR SUPERVISOR

     (1) A candidate shall be elected provided that he/she acquires half of the total voting shares or more as held by the shareholders present at the shareholders' general meeting and the number of votes in favour of him/her is more than the number of votes against him/her;

                                    APPENDIX

     (2) However, if the number of the directors or supervisors of a particular category being elected in compliance with section (1) as set out above is more than the number of the directors or supervisors required to be elected, each director or supervisor of such category shall be ranked according to the difference between the votes for and against him/her. Any candidate with the largest number of votes shall be elected until the required number of the directors or supervisors are elected. If two or more candidates of such category acquires the same number of for-minus-against votes, then all those candidates shall be elected unless, as a result of which, the total number of the directors or supervisors of such category being elected exceeds the required number. In such circumstances, those candidates having the same number of for-minus-against votes but are not deemed to be elected as set out above shall enter the second round of voting for such category;

     (3) if the number of the directors or supervisors of a particular category being elected in compliance with section (1) as set out above is less than the number of the directors or supervisors required to be elected, then those complying candidates shall be elected while the remaining candidates shall enter into the second round of voting for such category. In the second round of voting for all categories of the directors and supervisors, the total number of votes entitled by a shareholder shall be the cumulative number of seats to be elected for such category in the second round of election;

     (4) If the number of the directors or supervisors being elected in the second round of voting for a particular category as set out above is less than the required number but amounts to two-thirds or more of the board of directors or supervisors as required under the Articles of Association, any empty seats shall be filled in the election of the next shareholders' general meeting. If the number of the directors or supervisors being elected is less than two-thirds of the board of directors or supervisors as required under the Articles of Association, then a shareholders' general meeting shall be convened for the election of any empty seats of the directors or supervisors within two months following the end of this meeting.

     CLAUSE 14

     The terms "exceed", "over", "more than" or "less than" in these Implementation Rules shall not include the original number and the term "or more" shall include the original number.

     CLAUSE 15

     If there is any matter not contained in these Implementation Rules, the relevant requirements of the applicable laws, listing rules where the Company is listed and the Articles of Association shall be applicable.

     CLAUSE 16

     These Implementation Rules shall take effect upon the approval of the shareholders' general meeting and shall be interpreted by the board of directors with authority from the shareholders' general meeting.

                        NOTICE OF ANNUAL GENERAL MEETING

                       (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)

  (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                        NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the "AGM") of Guangshen Railway Company Limited (the "COMPANY") will be held at 9:30 a.m. on Thursday, 26 June 2008, in the conference room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China (the "PRC") to consider and, if thought fit, approve the following matters:

                              ORDINARY RESOLUTIONS

1. THAT the work report of the board of directors of the Company for 2007 be and is hereby reviewed and approved;

2. THAT the work report of the supervisory committee of the Company for 2007 be and is hereby reviewed and approved;

3. THAT the audited financial statements of the Company for 2007 be and is hereby reviewed and approved;

4. THAT the proposed profits distribution of the Company for 2007 be and is hereby reviewed and approved;

5. THAT the budget of the Company for 2008 be and is hereby reviewed and approved;

6. THAT the appointment of Deloitte Touche Tohmatsu Certified Public Accountants Ltd. as the PRC auditor to the Company for 2008 be and is hereby reviewed and approved, and that the board of directors and the supervisory committee be and are hereby authorized to determine its remuneration;

7. THAT the appointment of PricewaterhouseCoopers as the international auditor to the Company for 2008 be and is hereby reviewed and approved, and that the board of directors and the supervisory committee be and are hereby authorized to determine its remuneration;

8. THAT the "Rules for the Implementation of Cumulative Voting of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

                        NOTICE OF ANNUAL GENERAL MEETING

9. THAT six non-independent directors of the fifth session of the board of directors of the Company be and are hereby elected through cumulative voting:

     9.1 to elect Mr. He Yuhua as the non-independent director of the fifth session of the board of directors of the Company;

     9.2 to elect Mr. Cao Jianguo as the non-independent director of the fifth session of the board of directors of the Company;

     9.3 to elect Mr. Wu Houhui as the non-independent director of the fifth session of the board of directors of the Company;

     9.4 to elect Mr. Yu Zhiming as the non-independent director of the fifth session of the board of directors of the Company;

     9.5 to elect Mr. Yang Yiping as the non-independent director of the fifth session of the board of directors of the Company;

     9.6 to elect Mr. Liu Hai as the non-independent director of the fifth session of the board of directors of the Company;

10. THAT three independent directors of the fifth session of the board of directors of the Company be and are hereby elected through cumulative voting:

     10.1 to elect Mr. Wilton Chau Chi Wai as the independent director of the fifth session of the board of directors of the Company;

     10.2 to elect Mr. Dai Qilin as the independent director of the fifth session of the board of directors of the Company;

     10.3 to elect Mr. Li Yuhui as the independent director of the fifth session of the board of directors of the Company;

11. THAT four supervisors (shareholders representatives) of the fifth session of the supervisory committee of the Company be and are hereby elected through cumulative voting:

     11.1 to elect Mr. Yao Muming as the supervisor (representative for shareholders) of the fifth session of the supervisory committee of the Company

     11.2 to elect Mr. Wang Jianping as the supervisor (representative for shareholders) of the fifth session of the supervisory committee of the Company

                        NOTICE OF ANNUAL GENERAL MEETING

     11.3 to elect Mr. Li Zhiming as the supervisor (representative for shareholders) of the fifth session of the supervisory committee of the Company;

     11.4 to elect Mr. Chen Shaohong as the supervisor (representative for shareholders) of the fifth session of the supervisory committee of the Company;

12. THAT the remuneration and allowance package for the fifth session of the board of directors of the Company be and is hereby reviewed and approved;

13. THAT the remuneration and allowance package for the fifth session of the supervisory committee of the Company be and is hereby reviewed and approved;

14. THAT the "Decision Making System Concerning the Connected Transactions of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

15. THAT the "Investment Management Policy of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

                               SPECIAL RESOLUTIONS

16. THAT the "Rules of Procedures of General Meetings of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

17. THAT the "Rules of Procedures of Meeting of the Board of directors of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

18. THAT the "Rules of Procedures of Supervisory Committee Meeting of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

19. THAT the proposed "Amendments to the Articles of Association" (see Appendix for detailed proposed amendments) be and are hereby reviewed and approved.

Notes:

(1) In accordance with the Articles of Association of the Company, Guangzhou Railway (Group) Company, a shareholder interested in 41% of the shares of the Company, has nominated Mr. He Yuhua, Mr. Cao Jianguo, Mr. Wu Houhui, Mr. Yu Zhiming, Mr. Yang Yiping and Mr. Liu Hai as candidates for the non-independent directors of the fifth session of the board of directors of the Company, nominated Mr. Wilton Chau Chi Wai, Mr. Dai Qilin and Mr. Lu Yuhui as candidates for the independent directors of the fifth session of the board of directors of the Company, and nominated Mr. Yao Muming, Mr. Wang Jianping, Mr. Li Zhiming and Mr. Chen Shaohong as candidates for the supervisors (representatives for shareholders) of the fifth session of the supervisory committee of the Company. For biographies of all candidates, please refer to the circular of the Company dated 6 May 2008. Cumulative voting is used in the election of directors and supervisors. Shareholders are advised to read the implementation rules for cumulative voting contained in the circular.

                        NOTICE OF ANNUAL GENERAL MEETING

(2) Holders of the H shares of the Company are advised that the registers of members of the Company's H shares will be closed from 27 May 2008 to 26 June 2008 (both days inclusive), during which no transfer of H shares will be registered. Holders of the H shares of the Company who intend to receive the final dividends for this year must deliver the transfer document together with the relevant share certificates to the share registrar of the Company, Computershare Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, for registration by 4:00 pm on 26 May 2008.

     H Share shareholders of the Company whose names appear on the registers of members of the Company on 26 May 2008, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(3) Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf. Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority (if any), must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 6 June 2008.

(6) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China

Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                     By Order of the Board
                                                         GUO XIANGDONG
                                                       Company Secretary

Shenzhen, the PRC
6 May 2008

                        NOTICE OF ANNUAL GENERAL MEETING

                                    APPENDIX

              PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF
                        GUANGSHEN RAILWAY COMPANY LIMITED

1. Article 1 The Company is a company limited by shares established in accordance with the Company Law of the People's Republic of China (the "PRC") (the "Company Law"), the Special Provisions of the State Council on Offshore Share Issue and Listing of Companies Limited by Shares (the "Special Provisions") and other relevant laws and administrative regulations of the PRC.

     The establishment of the Company by way of promotion was approved under the document entitled [State Commission for Economic Restructuring Ti Gei Sheng [1995] No. 151] and registered with the Shenzhen Administrative Bureau of Industry and Commerce, Guangzhou, PRC, on 6 March 1996. A business licence numbered: [Shen Si Zi N12183] was issued to the Company. The promoter of the Company is: Guangzhou Railway (Group) Company.

     TO BE AMENDED AS FOLLOWS:

     Article 1 The Company is a company limited by shares established in accordance with the Company Law of the People's Republic of China (the "PRC") (the "Company Law"), the Special Provisions of the State Council on Offshore Share Issue and Listing of Companies Limited by Shares (the "Special Provisions") and other relevant laws and administrative regulations of the PRC.

     The establishment of the Company by way of promotion was approved under the document entitled [State Commission for Economic Restructuring Ti Gei Sheng [1995] No. 151] and registered with the Shenzhen Administrative Bureau of Industry and Commerce, Guangzhou, PRC, on 6 March 1996. A business licence numbered 4403011022106 was issued to the Company. The promoter of the Company is: Guangzhou Railway (Group) Company.

2. Article 9 The Articles of Association shall be binding on the Company and its shareholders, its directors, supervisors, general manager, deputy general managers and other senior management staff. The above persons may have claims relating to the affairs of the Company in accordance with the Articles of Association.

     Shareholders may sue the Company in accordance with the Articles of Association. The Company may sue its shareholders, directors, supervisors, general manager, deputy general managers and senior management staff in accordance with the Articles of Association. Shareholders may sue fellow shareholders in accordance with the Articles of Association. And shareholders may sue the directors, supervisors, general manager, deputy general managers and senior management staff of the Company in accordance with the Articles of Association.

                        NOTICE OF ANNUAL GENERAL MEETING

     The aforementioned act of suing includes actions to be instituted at the court or application to be submitted to arbitration organizations for arbitration.

     "Other senior management staff" referred to in the first paragraph of this article include secretary of the board of directors and head of finance.

     TO BE AMENDED AS FOLLOWS:

     Article 9 The Articles of Association shall be binding on the Company and its shareholders, its directors, supervisors, general manager, deputy general managers and other senior management staff. The above persons may have claims relating to the affairs of the Company in accordance with the Articles of Association.

     Shareholders may sue the Company in accordance with the Articles of Association. The Company may sue its shareholders, directors, supervisors, general manager, deputy general managers and senior management staff in accordance with the Articles of Association. Shareholders may sue fellow shareholders in accordance with the Articles of Association. And shareholders may sue the directors, supervisors, general manager, deputy general managers and senior management staff of the Company in accordance with the Articles of Association.

     The aforementioned act of suing includes actions to be instituted at the court or application to be submitted to arbitration organizations for arbitration.

     "Other senior management staff" referred to in the first paragraph of this article include chief accountant, chief economist, chief engineer and secretary of the board of directors.

3. Article 13 Scope of business of the Company shall be subject to the items approved by the company registration authority.

     The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the operation of domestic commercial entities and supply and marketing entities for materials and resources (excluding franchise, centralized control or exclusive agency), the organization and operation of various enterprises (separate declaration required for individual projects).

     TO BE AMENDED AS FOLLOWS:

     Article 13 Scope of business of the Company shall be subject to the items approved by the company registration authority.

                        NOTICE OF ANNUAL GENERAL MEETING

     The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, the leasing of properties owned by the Company, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), the organization and operation of various enterprises (separate declaration required for individual projects).

4. Article 28 Shares of the Company held by its promoters shall not be transferable within one year from the date of its establishment. Shares of the Company held by its promoters prior to its public offering of shares shall not be transferable within one year from the date its securities are listed on domestic stock exchange for trading.

     Directors, supervisors, managers and other senior management staff of the Company shall declare their respective shareholdings in the Company and changes thereto on regular basis during their term of office. Number of shares transferred each year during their term of office shall not exceed 25% of their respective aggregate shareholdings in the Company. Shares held by such persons shall not be transferable within one year from the date the securities of the Company are listed on domestic stock exchange for trading. They shall not transfer any of their shareholdings in the Company within 6 months from cessation of employment.

     TO BE AMENDED AS FOLLOWS:

     Article 28 Shares of the Company held by its promoters shall not be transferable within one year from the date of its establishment. Shares of the Company held by its promoters prior to its public offering of shares shall not be transferable within one year from the date its securities are listed on domestic stock exchange for trading.

     Directors, supervisors, general manager, deputy general managers and other senior management staff of the Company shall declare their respective shareholdings in the Company and changes thereto on regular basis during their term of office. Number of shares transferred each year during their term of office shall not exceed 25% of their respective aggregate shareholdings in the Company. Shares held by such persons shall not be transferable within one year from the date the securities of the Company are listed on domestic stock exchange for trading. They shall not transfer any of their shareholdings in the Company within 6 months from cessation of employment.

                        NOTICE OF ANNUAL GENERAL MEETING

5. Article 30 Any benefits gained by shareholders whose shares representing 5% or more of the voting rights of the Company in his sale of shares which is executed within 6 months from the original date of purchase or in his repurchase of shares which is executed within 6 months from the original date of sale, shall be vested in the Company.

     THE AFOREMENTIONED PROVISION IS APPLICABLE TO THE DIRECTORS, SUPERVISORS, MANAGERS AND OTHER SENIOR MANAGEMENT STAFF OF THE COMPANY.

     SHAREHOLDERS MAY REQUEST EXECUTION OF PROVISION UNDER PARAGRAPH 1 OF THIS ARTICLE WITHIN 30 DAYS FROM THE NON-PERFORMANCE BY THE BOARD OF DIRECTORS. A SHAREHOLDER MAY IN THE INTEREST OF THE COMPANY AND UNDER HIS OWN NAME, DIRECTLY INSTITUTE AN ACTION AT THE PEOPLE'S COURT IF THE BOARD OF DIRECTORS FAILS TO EXECUTE WITHIN THE ABOVE TIMEFRAME.

     THE DIRECTOR(S) IN RESPONSIBLE POSITION SHALL BEAR JOINT AND SEVERAL LIABILITIES IN ACCORDANCE WITH THE LAWS IN THE EVENT THE BOARD OF DIRECTORS OF THE COMPANY FAILS TO OBSERVE ITS OBLIGATIONS UNDER PARAGRAPH 1 HEREOF.

     In the event of distinct requirements by the regulatory authorities in the jurisdictions where H shares of the Company are listed, such requirements shall prevail.

     TO BE AMENDED AS FOLLOWS:

     Article 30 Any benefits gained by shareholders whose shares representing 5% or more of the voting rights of the Company in his sale of shares which is executed within 6 months from the original date of purchase or in his repurchase of shares which is executed within 6 months from the original date of sale, shall be vested in the Company.

     THE AFOREMENTIONED PROVISION IS APPLICABLE TO THE DIRECTORS, SUPERVISORS, GENERAL MANAGER, DEPUTY GENERAL MANAGERS AND OTHER SENIOR MANAGEMENT STAFF OF THE COMPANY.

     SHAREHOLDERS MAY REQUEST EXECUTION OF PROVISION UNDER PARAGRAPH 1 OF THIS ARTICLE WITHIN 30 DAYS FROM THE NON-PERFORMANCE BY THE BOARD OF DIRECTORS. A SHAREHOLDER MAY IN THE INTEREST OF THE COMPANY AND UNDER HIS OWN NAME, DIRECTLY INSTITUTE AN ACTION AT THE PEOPLE'S COURT IF THE BOARD OF DIRECTORS FAILS TO EXECUTE WITHIN THE ABOVE TIMEFRAME.

     THE DIRECTOR(S) IN RESPONSIBLE POSITION SHALL BEAR JOINT AND SEVERAL LIABILITIES IN ACCORDANCE WITH THE LAWS IN THE EVENT THE BOARD OF DIRECTORS OF THE COMPANY FAILS TO OBSERVE ITS OBLIGATIONS UNDER PARAGRAPH 1 HEREOF.

                        NOTICE OF ANNUAL GENERAL MEETING

     In the event of distinct requirements by the regulatory authorities in the jurisdictions where H shares of the Company are listed, such requirements shall prevail.

6. Article 32 The Company must prepare balance sheet and checklist of assets upon reduction of registered capital.

     The Company shall inform its creditors within 10 days from the date it resolved reduction of registered capital and publish at least 3 announcements on the newspaper within 30 days. The creditors have the right to request debt repayments or security for debt repayments by the Company within 30 days from the date of notice or in case no notice has been received, within 90 days from the date of the first announcement.

     The reduced registered capital of the Company shall not be lower than the minimum level under the laws.

     TO BE AMENDED AS FOLLOWS:

     Article 32 The Company must prepare balance sheet and checklist of assets upon reduction of registered capital.

     The Company shall inform its creditors within 10 days from the date it resolved reduction of registered capital and publish announcement accordingly on the newspaper within 30 days. The creditors have the right to request debt repayments or security for debt repayments by the Company within 30 days from the date of notice or in case no notice has been received, within 45 days from the date of the announcement.

     The reduced registered capital of the Company shall not be lower than the minimum level under the laws.

7. Article 54 Shareholders of ordinary shares of the Company shall be entitled to the following rights:

     (1) To receive dividends and distribution of benefits in other forms based on their percentage of shareholdings;

     (2) To attend or designate a proxy to attend the general meeting and exercise voting rights thereat;

     (3) To supervise, monitor, comment or inquire on the business operation and activities of the Company;

     (4) To transfer, give away or pledge his shareholdings in accordance with the laws, administrative regulations and the Articles of Association;

                        NOTICE OF ANNUAL GENERAL MEETING

     (5) To have access to the following information in accordance with the laws and regulations and the Articles of Association, including:

          (i)  to obtain the Articles of Association of the Company at cost;

          (ii) to inspect free of charge and photocopy on a reasonable fee:

               (a)  all and any branch registers of members;

               (b) personal particulars of the directors, supervisors, managers and other senior management staff, including their:

                    (aa) present and past names and alias;

                    (bb) principal address (residence);

                    (cc) nationality;

                    (dd) full-time and all concurrently held occupations and
                         positions;

                    (ee) identification documents and numbers.

               (c)  status of the share capital of the Company;

               (d) reports containing details of the aggregate par value, quantity, highest and lowest prices of each class of shares of the Company repurchased since the preceding financial year, and the total costs paid by the Company;

               (e)  minutes of general meetings;

               (f) the latest audited financial statements, directors' report, auditor's report and supervisory committee's report of the Company;

               (g)  special resolutions of the Company;

               (h) the latest financial report which has been submitted to the state taxation department or other competent authority for filing.

     (6) To participate based on their percentage of shareholdings in the distribution of residual properties of the Company upon its termination or liquidation;

     (7) To enjoy other rights under the laws, administrative regulations and the Articles of Association of the Company.

                        NOTICE OF ANNUAL GENERAL MEETING

     TO BE AMENDED AS FOLLOWS:

     Article 54 Shareholders of ordinary shares of the Company shall be entitled to the following rights:

     (1) To receive dividends and distribution of benefits in other forms based on their percentage of shareholdings;

     (2) To attend or designate a proxy to attend the general meeting and exercise voting rights thereat;

     (3) To supervise, monitor, comment or inquire on the business operation and activities of the Company;

     (4) To transfer, give away or pledge his shareholdings in accordance with the laws, administrative regulations and the Articles of Association;

     (5) To have access to the following information in accordance with the laws and regulations and the Articles of Association, including:

          (i)  to obtain the Articles of Association of the Company at cost;

          (ii) to inspect free of charge and photocopy on a reasonable fee:

               (a)  all and any branch registers of members;

               (b) personal particulars of the directors, supervisors, general manager, deputy general managers and other senior management staff, including their:

                    (aa) present and past names and alias;

                    (bb) principal address (residence);

                    (cc) nationality;

                    (dd) full-time and all concurrently held occupations and
                         positions;

                    (ee) identification documents and numbers.

               (c)  status of the share capital of the Company;

                        NOTICE OF ANNUAL GENERAL MEETING

               (d) reports containing details of the aggregate par value, quantity, highest and lowest prices of each class of shares of the Company repurchased since the preceding financial year, and the total costs paid by the Company;

               (e)  minutes of general meetings;

               (f) the latest audited financial statements, directors' report, auditor's report and supervisory committee's report of the Company;

               (g)  special resolutions of the Company;

               (h) the latest financial report which has been submitted to the state taxation department or other competent authority for filing.

     (6) To participate based on their percentage of shareholdings in the distribution of residual properties of the Company upon its termination or liquidation;

     (7) To enjoy other rights under the laws, administrative regulations and the Articles of Association of the Company.

8. Article 57 "Controlling shareholder" referred to in the preceding article means a person who meets any of the following criteria:

     (1) Separately or acting in concert with other persons, such person may elect more than half of the directors;

     (2) Separately or acting in concert with other persons, such person may exercise or control the exercise of over 30% (inclusive of 30%) of the voting rights of the Company;

     (3) Separately or acting in concert with other persons, such person holds over 30% (inclusive of 30%) of the shares in issue of the Company;

     (4) Separately or acting in concert with other persons, such person otherwise has effective control of the Company.

     "Acting in concert with" herein referred to means consensus reached between 2 or more persons by way of agreement, whether verbal or written, to acquire voting rights in the Company by any one of them, for the purpose of controlling or consolidating the control over the Company.

                        NOTICE OF ANNUAL GENERAL MEETING

     TO BE AMENDED AS FOLLOWS:

     Article 57 "Controlling shareholder" referred to in the preceding article means a shareholder whose shareholdings represent over 50% of the total share capital of the Company, or if short of 50%, whose entitlement to voting rights is sufficient to materially affect the resolutions at general meetings of the Company.

9. Article 75 Resolutions at general meetings may be divided into ordinary resolutions and special resolutions.

     Ordinary resolutions shall be passed at general meetings by shareholders (including their proxies) present thereat representing a simple majority of the voting rights of the Company.

     Special resolutions shall be passed at general meetings by shareholders (including their proxies) present thereat representing two thirds of the voting rights of the Company.

     Shareholders (including their proxies) present at the general meetings shall clearly indicate whether he votes for or against, or abstains from voting, on each item under review. Voting forms incomplete, containing errors or illegible handwriting or uncast will be treated as abstain from voting.

     TO BE AMENDED AS FOLLOWS:

     Article 75 Resolutions at general meetings may be divided into ordinary resolutions and special resolutions.

     Ordinary resolutions shall be passed at general meetings by shareholders (including their proxies) present thereat representing a simple majority of the voting rights of the Company.

     Special resolutions shall be passed at general meetings by shareholders (including their proxies) present thereat representing two thirds of the voting rights of the Company.

     Shareholders (including their proxies) present at the general meetings shall clearly indicate whether he votes for or against, or cast abstention vote, or abstains from voting, on each matter under review. Voting forms incomplete, containing errors or illegible handwriting will be counted as votes without voting rights in the determination of voting results of such matter.

                        NOTICE OF ANNUAL GENERAL MEETING

10. Article 85 General meetings shall be convened and presided by the chairman of the board. In the event the chairman of the board cannot perform such functions, the general meeting shall be convened and presided by the deputy chairman of the board. In the event both chairman and deputy chairman of the board are absent, the board of directors may designate any director of the board to convene and preside at the general meeting on their behalves. Where no chairman of the meeting has been designated, the shareholders present may elect any one amongst themselves to act as chairman of the meeting. In the event the shareholders fail to so elect for whatever reason, the shareholder (including his proxy) present whose shareholdings represent the highest voting right shall act as the chairman of the meeting.

     TO BE AMENDED AS FOLLOWS:

     Article 85 General meetings shall be convened and presided by the chairman of the board. In the event the chairman of the board cannot perform such functions, the general meeting shall be convened and presided by the deputy chairman of the board. In the event both chairman and deputy chairman of the board are absent, a director of the board may be elected jointly by over half the number of directors of the board to convene and preside at the general meeting. Where no chairman of the meeting has been designated, the shareholders present may elect any one amongst themselves to act as chairman of the meeting. In the event the shareholders fail to so elect for whatever reason, the shareholder (including his proxy) present whose shareholdings represent the highest voting right shall act as the chairman of the meeting.

11. Article 120 The general manager shall be accountable to the board of directors and perform the following powers and functions:

     (1) To take charge of the management of production and operation of the Company, and to organize and execute the resolutions of the board;

     (2) To organize and execute the yearly operation plan and investment proposals of the Company;

     (3) To draw up proposals for the setting up of internal management departments of the Company;

     (4)  To formulate fundamental management system of the Company;

     (5)  To lay down fundamental rules of the Company;

     (6) To propose appointment or dismissal of the deputy general managers and other senior management staff (including head of finance) of the Company;

                        NOTICE OF ANNUAL GENERAL MEETING

     (7) To appoint or dismiss managerial staff other than those required to be appointed or dismissed by the board of directors;

     (8) To determine the awards and punishments, promotion and demotion, increase/decrease of salaries, appointment, employment, dismissal, and discharge of the staff of the Company;

     (9) To perform other powers and functions conferred and granted by the Articles of Association and the board of directors.

     TO BE AMENDED AS FOLLOWS:

     Article 120 The general manager shall be accountable to the board of directors and perform the following powers and functions:

     (1) To take charge of the management of production and operation of the Company, and to organize and execute the resolutions of the board;

     (2) To organize and execute the yearly operation plan and investment proposals of the Company;

     (3) To draw up proposals for the setting up of internal management departments of the Company;

     (4)  To formulate fundamental management system of the Company;

     (5)  To lay down fundamental rules of the Company;

     (6) To propose appointment or dismissal of the deputy general managers and other senior management staff of the Company;

     (7) To appoint or dismiss managerial staff other than those required to be appointed or dismissed by the board of directors;

     (8) To determine the awards and punishments, promotion and demotion, increase/decrease of salaries, appointment, employment, dismissal, and discharge of the staff of the Company;

     (9) To perform other powers and functions conferred and granted by the Articles of Association and the board of directors.

                        NOTICE OF ANNUAL GENERAL MEETING

12. Article 127 No director, general manager, deputy general manager or head of finance of the Company shall serve as its supervisors concurrently.

     TO BE AMENDED AS FOLLOWS:

     Article 127 No director, general manager, deputy general manager or other senior management staff of the Company shall serve as its supervisors concurrently.

13.  Article 151 Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing director, the board of directors shall forthwith from the date it became aware of the above situation stop all functions of such director and propose to the general meeting for the dismissal and replacement of such director.

     Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing supervisor, the supervisory committee shall forthwith from the date it became aware of the above situation stop all functions of such supervisor and propose to the general meeting for the dismissal and replacement of such supervisor.

     Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing manager, the board of directors shall forthwith from the date it became aware of the above situation stop all functions of such manager and propose to the general meeting for the dismissal and replacement of such manager.

     TO BE AMENDED AS FOLLOWS:

     Article 151 Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing director, the board of directors shall forthwith from the date it became aware of the above situation stop all functions of such director and propose to the general meeting for the dismissal and replacement of such director.

     Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing supervisor, the supervisory committee shall forthwith from the date it became aware of the above situation stop all functions of such supervisor and propose to the general meeting for the dismissal and replacement of such supervisor.

                        NOTICE OF ANNUAL GENERAL MEETING

     Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to the existing general manager, deputy general managers and other senior management staff, the board of directors shall forthwith from the date it became aware of the above situation stop all functions of such person and propose to the general meeting for the dismissal and replacement of such person.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)

 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                       ATTENDANCE CONFIRMATION REPLY FORM
                         FOR THE ANNUAL GENERAL MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, shareholders of the Company who intend to attend the annual general meeting of the Company to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on Thursday, 26 June 2008 at 9:30 a.m. shall complete this attendance confirmation reply form.

NAME                                     NUMBER OF SHARES HELD
----                                     ---------------------
Identity card number/                    Telephone number
passport number

Address

Date: ___________________ 2008   Signature of the shareholder: _________________

Notes:

(1) Holders of the shares of the Company whose names appear on the registers of members of the Company on 26 May 2008 are entitled to complete this attendance confirmation reply form and attend the annual general meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)  Please provide a copy of your identity card (or passport).

(4)  Please provide a copy of the share certificate(s) of the Company.

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 6 June 2008.

     (1)  If in person or by post,         (2)  If by facsimile, please transmit
          please deliver to: Secretariat        to: Secretariat of the Board of
          of the Board of Directors of          Directors of Guangshen Railway
          Guangshen Railway Company             Company Limited Facsimile
          Limited No. 1052 Heping Road          number: (86-755)-25591480
          Shenzhen, Guangdong Province
          The People's Republic of China
          Postal Code: 518010

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)

 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                       PROXY FORM FOR USE BY SHAREHOLDERS       Number of shares
                          AT THE ANNUAL GENERAL MEETING         to which
                                                                this proxy
                                                                form relates:
                                                                (Note 1)

I/We(Note2)

________________________________________________________________________________
_________________________________ of ___________________________________________
_____________________________________________________________________________

being the shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE GENERAL MEETING/
(note3)                                                                       of
________________________________________________________________________________
_____________________________________
as my/our proxy to attend and vote on my/our behalf at the annual general meeting of the Company (or any adjournment thereof) ("AGM") to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on Thursday, 26 June 2008 at 9:30 a.m. in respect of the resolutions set out in the notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/her own discretion.

                                                                                                        ABSTAIN
                                                                                                         FROM
                                                                                             AGAINST    VOTING
                                RESOLUTIONS                                   FOR(Note 4)   (Note 4)   (Note 4)
---------------------------------------------------------------------------   -----------   --------   --------
THAT THE FOLLOWING ORDINARY RESOLUTIONS ARE REVIEWED AND APPROVED

1. To review and approve the work report of the board of directors of the Company for 2007

2. To review and approve the work report of the supervisory committee of the Company for 2007

3. To review and approve the audited financial statements of the Company for 2007

4. To review and approve the proposed profits distribution of the Company for 2007

5.   To review and approve the budget of the Company for 2008

6.   To review and approve the appointment of Deloitte Touche Tohmatsu
     Certified Public Accountants Ltd. as the PRC auditor to the Company for 2008 and to authorize the board

                                                                                                        ABSTAIN
                                                                                                         FROM
                                                                                             AGAINST    VOTING
                                RESOLUTIONS                                   FOR(Note 4)   (Note 4)   (Note 4)
---------------------------------------------------------------------------   -----------   --------   --------
     of directors and the supervisory committee to determine its remuneration

7. To review and approve the appointment of PricewaterhouseCoopers as the international auditor to the Company for 2008 be and to authorize the board of directors and the supervisory committee to determine its remuneration

8.   To review and approve the "Rules for the Implementation of Cumulative
     Voting of Guangshen Railway Company Limited"

9. To elect six non-independent directors of the fifth session of the board of directors of the Company through cumulative voting (note 5)

     9.1 to elect Mr. He Yuhua as the non-independent director of the fifth session of the board of directors

     9.2 to elect Mr. Cao Jianguo as the non-independent director of the fifth session of the board of directors

     9.3 to elect Mr. Wu Houhui as the non-independent director of the fifth session of the board of directors

     9.4 to elect Mr. Yu Zhiming as the non-independent director of the fifth session of the board of directors

     9.5 to elect Mr. Yang Yiping as the non-independent director of the fifth session of the board of directors

     9.6 to elect Mr. Liu Hai as the non-independent director of the fifth session of the board of directors

10. To elect three independent directors of the fifth session of the board of directors of the Company through cumulative voting (note 5)

     10.1 to elect Mr. Wilton Chau Chi Wai as the independent director of the fifth session of the board of directors

     10.2 to elect Mr. Dai Qilin as the independent director of the fifth session of the board of directors

     10.3 to elect Mr. Lu Yuhui as the independent director of the fifth session of the board of directors

11.  To elect four supervisors (shareholders representatives) of the fifth session of the supervisory committee through cumulative voting (note
     5)

     11.1 to elect Mr. Yao Muming as the supervisor

                                                                                                        ABSTAIN
                                                                                                         FROM
                                                                                             AGAINST    VOTING
                                RESOLUTIONS                                   FOR(Note 4)   (Note 4)   (Note 4)
---------------------------------------------------------------------------   -----------   --------   --------
          (representative for shareholders) of the fifth session of of supervisory committee

     11.2 to elect Mr. Wang Jianping as the supervisor (representative for shareholders) of the fifth session of the supervisory committee

     11.3 to elect Mr. Li Zhiming as the supervisor (representative for shareholders) of the fifth session of the supervisory committee

     11.4 to elect Mr. Chen Shaohong as the supervisor (representative for shareholders) of the fifth session of the supervisory committee

12. To review and approve the remuneration and allowance package for the fifth session of the board of directors of the Company

13. To review and approve the remuneration and allowance package for the fifth session of the supervisory committee of the Company

14.  To review and approve the "Decision Making System Concerning the
     Connected Transactions of Guangshen Railway Company Limited"

15.  To review and approve the "Investment Management Policy of Guangshen
     Railway Company Limited"

THAT THE FOLLOWING EXTRAORDINARY RESOLUTIONS ARE REVIEWED AND APPROVED

16. To review and approve the "Rules of Procedures of General Meetings of Guangshen Railway Company Limited"

17. To review and approve the "Rules of Procedures of Meeting of the Board of Directors of Guangshen Railway Company Limited"

18.  To review and approve the "Rules of Procedures of Supervisory
     Committee Meeting of Guangshen Railway Company Limited"

19. To review and approve the "Proposed Amendments to the Articles of Association"

Date: ________________ 2008      Signature (Note 6): ___________________________

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A "X" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A "X" IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A "X" IN THE BOX MARKED "ABSTAIN FROM VOTING". Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. Abstained votes or abstain from voting will not be treated as valid votes in the calculation of voting results.

5. Resolutions 9, 10 and 11 required to be polled by cumulative voting. You are advised to carefully read the circular of the Company dated 6 May 2008 before completing this proxy form.

6. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

7. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.